FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  March, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

March 8th, 2013	By:	/s/ Carlos Ulecia Palacios
Name: Carlos Ulecia Palacios
Title: Deputy Secretary of the Board of Directors

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Financial Statements and Directors' Report for 2012, together with Auditors' Report

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Notes 2 and 16). In the event of a discrepancy, the Spanish-language version prevails.

Deloitte.

Deloitte, S.L.
Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with the audit regulations in force in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Shareholders of
Promotora de Informaciones, S.A.:

We have audited the financial statements of Promotora de Informaciones, S.A. (PRISA), which comprise the balance sheet at December 31, 2012 and the related income statement, statement of changes in equity, statement of cash flows and notes to the financial statements for the year then ended. The directors are responsible for the preparation of the Company's financial statements in accordance with the regulatory financial reporting framework applicable to the Company (identified in Note 2.a to the accompanying financial statements) and, in particular, with the accounting principles and rules contained therein. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with the audit regulations in force in Spain, which require examination, by means of selective tests, of the evidence supporting the financial statements and evaluation of whether their presentation, the accounting principles and policies applied and the estimates made comply with the applicable regulatory financial reporting framework.

In our opinion, the accompanying financial statements for 2012 present fairly, in all material respects, the equity and financial position of Promotora de Informaciones, S.A. at December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with the regulatory financial reporting framework applicable to the Company and, in particular, with the accounting principles and rules contained therein.

The accompanying directors' report for 2012 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the directors' report is consistent with that contained in the financial statements for 2012. Our work as auditors was confined to checking the directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

DELOITTE, S.L.

Registered in ROAC under no. S0692

Fernando García Beato
March 7, 2013

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Individual Financial Statements and Directors' Report for 2012

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Individual Financial Statements for 2012

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Notes 2 and 16). In the event of a discrepancy, the Spanish-language version prevails.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
BALANCE SHEETS AT 31 DECEMBER 2012 AND 31 DECEMBER 2011
(in thousands of euros)

ASSETS	12/31/12	12/31/11
A) NON-CURRENT ASSETS	**5.054.452**	**5.617.679**
I. INTANGIBLE ASSETS (Note 5)	6.394	7.772
1. Computer software	5.947	7.325
2. Advances and intangible assets in progress	447	447
II. PROPERTY, PLANT AND EQUIPMENT (Note 6)	1.764	1.924
1. Buildings	225	232
2. Other fixtures and furniture	871	938
3. Other items of property, plant and equipment	668	754
III. NON-CURRENT INVESTMENTS IN GROUP COMPANIES AND ASSOCIATES (Note 7.1)	4.544.611	5.271.593
1. Equity instruments	4.309.541	5.053.885
2. Loans to companies	235.070	217.708
IV. NON-CURRENT FINANCIAL ASSETS (Note 7.1)	7.823	8.826
1. Equity instruments	-	-
2. Other financial assets	7.823	8.826
V. DEFERRED TAX ASSETS (Note 8)	493.860	327.564
B) CURRENT ASSETS	**285.360**	**264.868**
I. TRADE AND OTHER RECEIVABLES	48.874	55.777
1. Trade receivables for services	981	1.252
2. Receivable from Group companies and associates	41.090	38.963
3. Employee receivables	(358)	25
4. Tax receivables (Note 8)	7.057	10.595
5. Other receivables	104	4.942
II. CURRENT INVESTMENTS IN GROUP COMPANIES AND ASSOCIATES (Note 7.1)	217.902	205.256
1. Loans to companies	217.901	205.255
2. Other financial assets	1	1
III. CURRENT PREPAYMENTS AND ACCRUED INCOME	4.343	1.710
IV. CASH AND CASH EQUIVALENTS	14.241	2.125
1. Cash	14.241	2.125
TOTAL ASSETS	**5.339.812**	**5.882.547**

EQUITY AND LIABILITIES	12/31/12	12/31/11
A) EQUITY (Note 7.4)	**780.016**	**685.542**
A-1) Shareholders' equity	780.016	685.542
I. SHARE CAPITAL	99.132	84.786
II. SHARE PREMIUM	803.973	437.879
III. OTHER EQUITY INSTRUMENTS	400.135	(181)
IV. RESERVES	163.296	782.466
1. Legal and bylaw reserves	17.220	17.220
2. Other reserves	146.076	765.246
V. TREASURY SHARES	(727)	(2.505)
VI. PROFIT (LOSS) FOR THE YEAR	(685.793)	(616.903)
B) NON-CURRENT LIABILITIES	**3.289.377**	**3.740.855**
I. LONG-TERM PROVISIONS (Note 10)	466.445	452.088
II. NON-CURRENT PAYABLES (Note 7.2)	2.755.004	3.241.150
1. Bank borrowings	2.707.661	3.049.203
2. Derivatives	30.477	76.583
3. Other financial liabilities	16.866	115.364
III. NON-CURRENT PAYABLES TO GROUP COMPANIES AND ASSOCIATES (Note 7.2)	67.119	46.833
IV. DEFERRED TAX LIABILITIES (Note 8)	809	784
C) CURRENT LIABILITIES	**1.270.419**	**1.456.150**
I. CURRENT PAYABLES (Note 7.2)	26.190	169.435
1. Bank borrowings	285	98.861
2. Derivatives	-	1.345
3. Other financial liabilities	25.905	69.229
II. CURRENT PAYABLES TO GROUP COMPANIES AND ASSOCIATES (Note 7.2)	1.182.321	1.180.627
III. TRADE AND OTHER PAYABLES	61.908	106.088
1. Payable to suppliers	11	38
2. Payable to suppliers - Group companies and associates	2.191	24.475
3. Sundry accounts payable	42.990	58.821
4. Remuneration payable	2.052	9.277
5. Tax payables (Note 8)	14.655	13.152
6. Current accruals and deferred income	9	325
TOTAL EQUITY AND LIABILITIES	**5.339.812**	**5.882.547**

The accompanying Notes 1 to 16 and Appendices I and II are an integral part of the balance sheets at 31 December 2012 and 2011.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
INCOME STATEMENTS FOR 2012 AND 2011
(in thousands of euros)

	2012	2011
A) CONTINUING OPERATIONS		
1. Revenue		
a) Services *(Note 15)*	37.991	42.474
b) Income from equity investments *(Note 15)*	177.080	125.671
2. Other operating income	18	442
3. Staff costs		
a) Wages, salaries and similar expenses	(14.972)	(32.619)
b) Employee benefit costs *(Note 9)*	(1.695)	(1.793)
4. Other operating expenses		
a) Outside services	(39.254)	(52.028)
b) Taxes other than income tax	(136)	(1.648)
5. Depreciation and amortization charge *(Notes 5 and 6)*	(3.118)	(2.795)
PROFIT FROM OPERATIONS	**155.914**	**77.704**
6. Finance income		
a) From loans to Group companies and associates *(Note 15)*	9.832	6.615
b) Other finance income	424	725
c) Profit on disposal of equity instruments *(Note 7.1)*	-	0
7. Finance costs and similar expenses:		
a) On debts to Group companies *(Note 15)*	(8.044)	(6.916)
b) On debts to third parties and similar expenses	(130.396)	(176.476)
8. Change in fair value of financial instruments	556	6.002
9. Exchange differences	2	(7)
10. Impairment of financial instruments		
a) Impairment and other losses *(Notes 7.1 and 10)*	(746.142)	(428.485)
FINANCIAL LOSS	**(873.768)**	**(598.542)**
LOSS BEFORE TAX	**(717.854)**	**(520.838)**
11. Income tax *(Note 8)*	32.061	(96.065)
PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	**(685.793)**	**(616.903)**
B) DISCONTINUED OPERATIONS	-	-
PROFIT/(LOSS) FOR THE YEAR	**(685.793)**	**(616.903)**

The accompanying Notes 1 to 16 and Appendices I and II are an integral part of the income statements for 2012 and 2011

PROMOTORA DE INFORMACIONES, S.A.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE FOR 2012 AND 2011

(in thousands of euros)

	12/31/12	12/31/11
A) Profit/(Loss) per income statement	(685.793)	(616.903)
Income and expense recognized directly in equity		
B) Total income and expense recognized directly in equity		
Transfers to profit or loss		
C) Total transfers to profit or loss		
TOTAL RECOGNIZED INCOME AND EXPENSE	(685.793)	(616.903)

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Notes 2 and 16). In the event of a discrepancy, the Spanish-language version prevails.

PROMOTORA DE INFORMACIONES, S.A.
STATEMENT OF CHANGES IN EQUITY FOR 2012 AND 2011
(in thousands of euros)

(in thousands of euros)	Share capital	Share premium	Other Equity Instruments	Legal reserve	Statutory reserves	Revaluation reserves	Reserves for treasury shares	Reserves for retired capital	Voluntary reserves	Reserves for first-time application of the new Spanish national chart of accounts	Reserves	Treasury shares	Profit (Loss) for the year	Equity
Balance at December,31 2010	**84.698**	**409.028**	**(23)**	**4.407**	**10.957**	**13.939**	**4.804**	**1.495**	**736.583**	**6.873**	**779.058**	**(4.804)**	**9.282**	**1.277.239**
I. Total recognized income and expense													(616.903)	(616.903)
II. Transactions with shareholders or owners														
1. Capital Increases														
- Share Capital	88													88
- Share Premium		1.022												1.022
2. Conversion of financial liabiities into equity		27.829												27.829
3. Distribution of 2010 profit													(9.282)	
- Dividends													(5.990)	(5.990)
- Reserves				928	928				1.436		3.292		(3.292)	-
4. Treasury share transactions														
- Delivery of treasury shares							(3.425)		3.425		-	3.425		3.425
- Purchase of treasury shares							2.082		(2.082)		-	(2.082)		(2.082)
- Sales of treasury shares							-				-	-		-
- Provision for treasury shares							(956)				(956)	956		-
III. Other changes in equity														
- Other			(158)						1.072		1.072			914
Balance at December,31 2011	**84.786**	**437.879**	**(181)**	**5.335**	**11.885**	**13.939**	**2.505**	**1.495**	**740.434**	**6.873**	**782.466**	**(2.505)**	**(616.903)**	**685.542**
I. Total recognized income and expense													(685.793)	(688.847)
II. Transactions with shareholders or owners														
1. Capital Increases														
- Share Capital	14.346													14.346
- Share Premium		201.239												201.239
2. Conversion of financial liabiities into equity		164.855												164.855
3. Issuance of financial instruments			400.316											400.316
3. Distribution of 2011 profit														
- Dividends													-	-
- Reserves									(616.903)		(616.903)		616.903	-
4. Treasury share transactions														
- Delivery of treasury shares							(3.786)		3.786		-	3.786		3.786
- Purchase of treasury shares							2.515		(2.515)		-	(2.515)		(2.515)
- Sales of treasury shares							-				-			-
- Provision for treasury shares							(507)				(507)	507		-
III. Other changes in equity														
- Other									(1.760)		(1.760)			(1.760)
Balance at December,31 2012	**99.132**	**803.973**	**400.135**	**5.335**	**11.885**	**13.939**	**727**	**1.495**	**123.042**	**6.873**	**163.296**	**(727)**	**(685.793)**	**780.016**

The accompanying Notes 1 to 16 and Appendices I and II are an integral part of the statements of changes in equity for 2012 and 2011

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Notes 2 and 16). In the event of a discrepancy, the Spanish-language version prevails.

PROMOTORA DE INFORMACIONES, S.A.
STATEMENTS OF CASH FLOWS FOR 2012 AND 2011
(in thousands of euros)

	2012	2011
A) CASH FLOWS FROM OPERATING ACTIVITIES		
1. Loss for the year before tax	**(717.854)**	**(520.838)**
2. Adjustments for	**731.867**	**379.601**
a) Depreciation and amortization charge (+)	3.118	2.795
b) Impairment of non-current financial assets (+/-)	746.142	428.485
Impairment losses recognised for financial assets	744.347	410.165
Period provisions for contingencies and charges	1.795	19.902
Impairment losses for financial assets reversed	-	-
Provisions for contingencies and charges used	-	(1.582)
c) Finance income (-)	(10.826)	(14.180)
d) Finance costs (+)	138.453	184.237
e) Gains/Losses on derecognition and disposal of financial instruments (+/-)	-	-
f) Dividends received	(177.080)	(125.671)
g) Income tax	32.061	(96.065)
3. Changes in working capital	**(157.378)**	**(89.882)**
a) Trade and other receivables (+/-)	6.903	31.484
b) Current prepayments and acrrued income	(2.633)	(1.466)
c) Current financial assets	(12.646)	(56.036)
d) Trade and other payables (+/-)	17.269	38.032
e) Change in deferred taxes (+/-)	(166.271)	(101.896)
4. Other cash flows from operating activities	**509.045**	**144.439**
a) Interest paid (-)	(90.754)	(134.072)
b) Dividends received (+)	177.080	125.671
c) Interest received (+)	7.258	11.131
d) Income tax recovered (paid) (+/-)	(9.499)	12.748
e) Other amounts received (paid) relating to operating activities (+/-)	90.961	128.961
5. Cash flows from operating activities (+/-1+/-2+/-3+/-4)	**365.681**	**(86.679)**
B) CASH FLOWS FROM INVESTING ACTIVITIES		
6. Payments due to investment (-)	(1.617)	(2.094)
7. Proceeds from disposal (+)	1.006	-
8. Cash flows from investing activities (7-6)	**(611)**	**(2.094)**
C) CASH FLOWS FROM FINANCING ACTIVITIES		
9. Proceeds and payments relating to equity instruments	151.291	2.951
10. Proceeds and payments relating to bank borrowings	(106.118)	13.606
11. Proceeds and payments relating to borrowings from Group companies	(59.755)	(39.756)
12. Dividends and returns on other equity instruments paid	(4.372)	(6.433)
13. Cash flows from financing activities (+/-9+/-10-11-12)	**(352.954)**	**(29.632)**
E) NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (+/-A+/-B+/-C+/-D)	**12.116**	**(118.405)**
Cash and cash equivalents at beginning of year	2.125	120.530
Cash and cash equivalents at end of year	14.241	2.125

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

NOTES TO THE SEPARATE FINANCIAL STATEMENTS FOR 2012

1.- COMPANY ACTIVITIES AND PERFORMANCE

a) Company activities

Promotora de Informaciones, S.A. ("Prisa" or "the Company") was incorporated on January 18, 1972, and has its registered office in Madrid, at Gran Vía, 32. Its business activities include, *inter alia*, the exploitation of printed and audiovisual media, the holding of investments in companies and businesses and the provision of all manner of services.

In view of the business activity carried on by the Company, it does not have any environmental liabilities, expenses, assets, provisions or contingencies that might be material with respect to its equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to the financial statements.

In addition to the business activities carried on directly by it, the Company heads a group of subsidiaries, joint ventures and associates which engage in a variety of business activities and which compose the Group ("the Prisa Group" or "the Group"). Therefore, in addition to its own separate financial statements, Prisa is obliged to present consolidated financial statements for the Group.

The Group's consolidated financial statements for 2011 were approved by the shareholders at the Annual General Meeting held on June 30, 2012.

The consolidated financial statements for 2012 were authorized for issue by the Company's directors on February 27, 2013.

These financial statements are presented in thousands of euros as this is the currency of the main economic area in which the Group operates.

Shares of Prisa are admitted to trading on the continuous market of the Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia), and since November 29, 2010, on the New York Stock Exchange.

a) Evolution of the financial structure of the Company and the Prisa Group

The Group adopted further measures in 2012 to restructure its debt and strengthen its capital structure.

In January, principal shareholders converted 75 million warrants worth EUR 150 million into Prisa shares. In addition, in July 2012, it issued EUR 434 million of bonds with mandatory conversion into shares in two tranches, one for EUR 334 million, subscribed by creditor banks via conversion of outstanding debt, and one for EUR 100 million subscribed in cash by Telefónica, S.A. *(see Note 7.4)*.

On June 30, 2012, shareholders at the General Meeting of Prisa agreed to amend the minimum preferred dividend payment system for non-voting Class B shares, whereby these shares may be paid by the Company in cash, in Class A shares (at a fixed ratio of EUR 1 per share) or a combination of both *(see Note 7.4)*.

These measures come on top of others adopted in prior years, which include the partial disposal of some assets, capital increases or refinancing agreements entered into with bank creditors *(see Note 7.2)*.

2.- BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

a) Fair presentation

The accompanying financial statements for 2012, which were obtained from the Company's accounting records, are presented in accordance with Royal Decree 1514/2007, of November 16, approving the Spanish National Chart of Accounts and the modifications included in Spanish GAAP through Royal Decree 1159/2010 of September 17, as well as with the Commercial Code, the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts and other applicable Spanish legislation, present fairly the Company's equity and financial position at December 31, 2012 and of the results of its operations, the changes in its equity and the cash flows generated by the Company in the year then ended.

These financial statements, which were formally prepared by the Company's directors, will be submitted for approval by the shareholders at the Annual General Meeting and it is considered that they will be approved without any changes. The 2011 financial statements were approved by the shareholders at the Annual General Meeting held on June 30, 2012.

b) Non-obligatory accounting principles

No non-obligatory accounting principles were applied. Also, all obligatory accounting principles were applied.

c) Key issues in the measurement and estimation of uncertainty

In the accompanying financial statements for 2012 estimates were occasionally made by executives of the Company in order to quantify certain assets, liabilities, income, expenses and obligations reported herein. These estimates relate basically to the following:

- The measurement of assets and goodwill implicit to determine the possible existence of impairment losses *(see Notes 5, 6 and 7)*.
- The useful life of property, plant, and equipment, and intangible assets *(see Notes 5 and 6)*.
- The hypotheses used to calculate the fair value of financial instruments *(see Note 7)*.
- The assessment of the likelihood and amount of undetermined or contingent liabilities.
- The calculation of provisions (*see Note 10*).

Although these estimates were made on the basis of the best information available at the date of preparation of these financial statements on the events analyzed, events that take place in the future might make it necessary to change these estimates in the coming years. Changes in accounting estimates would be applied prospectively, recognizing the effects of the change in estimates in the future related income statements.

3.- DISTRIBUTION OF RESULT

The proposal for the distribution of the Company's result for 2012 is the following (in thousands of euros):

	Amount
Basis of appropriation	
Loss for the year	685.793
Distribution-	
At loss from previous years	685.793

4.- ACCOUNTING POLICIES

The principal accounting policies applied by the Company in the preparation of the accompanying 2012 financial statements were as follows:

a) Intangible assets

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. Only assets whose cost can be estimated objectively and from which the Company considers it probable that future economic benefits will be generated are recognized. These assets are amortized over their years of useful life.

"Computer software" includes the amounts paid to develop specific computer programs or the amounts incurred in acquiring from third parties the licenses to use programs. Computer software is amortized using the straight-line method over a period ranging from four to six

years, depending on the type of program or development, from the date on which it is brought into service.

b) Property, plant and equipment

Property, plant and equipment are carried at cost, net of the related accumulated depreciation and of any impairment losses.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Period upkeep and maintenance expenses are charged directly to the income statement for the year in which they are incurred.

Property, plant and equipment are depreciated by the straight-line method at annual rates based on the years of estimated useful life of the related assets, the detail being as follows:

	Years of estimated useful life
Buildings and structures	50
Other fixtures and furniture	10
Other items of property, plant and equipment	4-10

c) Impairment losses

At each reporting date, or whenever it is considered necessary, the Company reviews the carrying amounts of its assets to determine whether there is any indication that those assets might have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows to derive from the asset based on the most recent budgets approved by management.

If the recoverable amount is lower than the asset's carrying amount, the related impairment loss is recognized in the income statement for the difference.

Impairment losses recognized on an asset in previous years are reversed when there is a change in the estimate of its recoverable amount by increasing the carrying amount of the asset up to the limit of the carrying amount that would have been determined had no impairment loss

been recognized for the asset. The reversal of the impairment loss is recognized immediately as income in the consolidated income statement.

d) Financial instruments

As the head of the Group, the Company prepares consolidated financial statements. The 2012 consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRSs) as approved by European Commission Regulations. The main aggregates of the PRISA Group's consolidated financial statements for 2012 prepared in accordance with IFRSs, are as follows.

	Thousands of euros
Total assets	7,662,013
Equity	2,611,627
Loss for the year	(255,033)

Financial assets-

Equity investments in Group companies, jointly controlled entities and associates

Equity investments in Group companies, jointly controlled entities and associates are measured at cost net, where appropriate, of any accumulated impairment losses.

The amount of the adjustment for impairment is the difference between the carrying amount and recoverable amount, taken to be the higher of fair value less costs to sell and the present value of the estimated future cash flows from the investment. Unless the recoverable amount of the investment can be determined by its market value, it is based on the value of the equity of the investee, adjusted by the amount of the unrealized gains existing at the measurement date.

Of the impairment losses recognized at December 31, 2012, EUR 270,437 thousand was recognized under *"Provisions for third-party liability"* (*see Notes 4.i and 10*).

Loans and receivables

These assets are recognized at amortized cost, i.e. cash delivered less principal repayments, plus accrued interest receivable, in the case of loans, and the present value of the related consideration in the case of receivables.

The Company recognizes the related impairment allowance for the difference between the recoverable amount of the receivables and their carrying amount.

Held-to-maturity investments

Investments that the Company has the positive intention and ability to hold to the date of maturity. They are carried at amortized cost.

Financial liabilities-

Loans and payables

Loans, bonds and other similar liabilities are carried at the amount received, net of transaction costs. Interest expenses, including premiums payable on settlement or redemption and transaction costs, are recognized in the consolidated income statement on an accrual basis using the effective interest method. The amount accrued and not paid is added to the carrying amount of the instrument if settlement is not made in the accrual period.

Accounts payable are recognized initially at market value and are subsequently measured at amortized cost using the effective interest method.

The Company derecognizes financial liabilities when the obligations that generated them have been extinguished.

Compound financial instruments

Compound financial instruments are non-derivative instruments that have both a liability and an equity component.

The Group recognizes, measures and presents separately the liability and equity components created by a single financial instrument.

The Group distributes the value of its instruments in accordance with the following criteria which, barring error, will not be subsequently reviewed:

a. The liability component is recognized by measuring the fair value of a similar liability that does not have an associated equity component.
b. The equity component is measured at the difference between the initial amount and the amount assigned to the liability component.
c. The transaction costs are distributed in the same proportion.

Treasury shares-

Treasury shares are measured at acquisition cost with a debit balance under *"Equity."* Gains and losses on the acquisition, sale, issue, retirement or impairment of treasury shares are recognized directly in equity in the accompanying balance sheet.

e) Derivative financial instruments and hedge accounting-

The Company is exposed to interest rate risk since its bank borrowings and payables to Group companies bear interest at floating rates. In this regard, the Company arranges interest rate hedges, basically through contracts providing for interest rate caps, when the market outlook makes it advisable to do so.

These cash flow hedging derivatives are measured at fair value at the arrangement date. The subsequent changes in the fair value of the effective portion of the hedge are recognized in *"Valuation adjustments"* and are not transferred to the income statement until the losses or gains on the hedged transactions are recognized therein or until the maturity date of transactions. The ineffective portion of the hedge is recognized directly in profit or loss.

Changes in the value of these financial instruments are recognized as finance costs or finance income for the year, since by their nature they do not qualify for hedge accounting.

For instruments settled at a variable amount of shares or in cash, the Company recognizes a derivative financial liability when measuring these financial instruments using the Black-Scholes model.

f) Foreign currency transactions

Foreign currency transactions are translated to the Company's functional currency (euros) at the exchange rates ruling at the transaction date. During the year, differences arising between the result of applying the exchange rates initially used and that of using the exchange rates prevailing at the date of collection or payment are recognized as finance income or finance costs in the income statement.

At the end of the reporting period, foreign currency on hand and the receivables and payables denominated in foreign currencies are translated to euros at the exchange rates then prevailing. Any gains or losses on such translation are recognized in the income statement.

g) Income tax

Income tax expense (tax income) represents the sum of the current tax expense (current tax income) and the deferred tax expense (deferred tax income).

The current income tax expense is the amount payable by the Company as a result of income tax settlements for a given year. Tax credits and other tax benefits, excluding tax withholdings and prepayments and tax loss carryforwards from prior years effectively offset in the current year, reduce the current income tax expense.

The deferred tax expense or income relates to the recognition and derecognition of deferred tax assets and liabilities.

Deferred tax assets and liabilities arise from temporary differences defined as the amounts expected to be payable or recoverable in the future which result from differences between the carrying amounts of assets and liabilities and their tax bases. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets may also arise from the carryforward of unused tax loss and unused tax credits.

Deferred tax assets are recognized to the extent that it is considered probable that the Company will have sufficient taxable profits in the future against which those assets can be utilized and the deferred tax assets do not arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit (loss) nor taxable profit (loss).

The deferred tax assets recognized are reassessed at the end of each reporting period and the appropriate adjustments are made to the extent that there are doubts as to their future recoverability. Also, unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that they will be recovered through future taxable profits.

Deferred tax liabilities are recognized for all taxable temporary differences, except for those arising from the initial recognition of goodwill or of other assets and liabilities in a transaction that is not a business combination and affects neither accounting profit (loss) nor taxable profit (tax loss) and except for those associated with investments in subsidiaries, associates and joint ventures in which the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Current and deferred tax assets and liabilities arising from transactions charged or credited directly to equity are also recognized in equity.

The Company files consolidated tax returns as Parent of tax group number 2/91 as permitted by the Consolidated Spanish Corporation Tax Law approved by Legislative Royal Decree 4/2004, of March 5.

As Parent of the group, the Company recognizes the adjustments relating to the consolidated tax group, by recognizing the temporary differences and the corresponding deferred tax asset arising as a result of the change in impairment losses on the Company's investments in companies in the consolidated tax group, provided that it considers that these impairment losses will be reversed.

h) Income and expenses

Revenue and expenses are recognized on an accrual basis, regardless of when the resulting monetary or financial flow arises.

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the goods and services provided in the normal course of business, net of discounts, and other sales-related taxes.

Interest income from financial assets is recognized using the effective interest method and dividend income is recognized when the shareholder's right to receive payment has been established.

i) Provisions and contingencies

The present obligations at the balance sheet date arising from past events which could give rise to a loss for the Company, which is uncertain as to its amount and timing are recognized as provisions in the balance sheet at the present value of the most probable amount that it is considered that the Company will have to pay to settle the obligation (*see Note 10*).

The "*Provision for taxes*" relates to the estimated amount of the tax debts whose exact amount or date of payment has not yet been determined, since they depend on the fulfillment of certain conditions.
The "*Provision for third-party liability*" relates to the estimated amount required to meet the Company's liability, as the majority shareholder, for the portion of the losses incurred at investees whose equity has become negative and which must be restored by their shareholders.

j) Current/non-current classification

Assets and liabilities maturing within twelve months from the balance sheet date are classified as current items and those maturing within more than twelve months are classified as non-current items.

k) Related party transactions

Related party transactions are a part of the Company's normal business activities (in terms of their purpose and terms and conditions). Sales to related parties are carried out on an arm's length basis.

The most significant transactions performed with related companies are of a financial nature.

5.- INTANGIBLE ASSETS

The transactions performed in 2012 in the various intangible asset accounts and the related accumulated amortization are summarized as follows (in thousands of euros):

	Balance at 12/31/2011	Additions	Balance at 12/31/2012
Cost-			
Concessions, patents and other	60	-	60
Computer software	21,110	1,444	22,554
Advances and intangible assets in progress	447	-	447
Total cost	**21,617**	**1,444**	**23,061**
Accumulated amortization			
Concessions, patents and other	(60)	-	(60)
Computer software	(13,785)	(2,822)	(16,607)
Total accumulated amortization	**(13,845)**	**(2,822)**	**(16,667)**
Total intangible assets, net	**7,772**	**(1,378)**	**6,394**

The 2012 additions to *"Advances and intangible assets in progress"* and *"Computer software"* relate mainly to the various projects which the Company is implementing in the framework of the Group's Technology Plan. As these projects in progress are completed they are transferred to *"Computer software."*

At December 31, 2012, the Company's fully amortized intangible assets in use amounted to EUR 5,012 thousand (December 31, 2011: EUR 4,992 thousand)

There are no restrictions on title to or future purchase obligations for intangible assets.

2011

The transactions performed in 2011 in the various intangible asset accounts and the related accumulated amortization are summarized as follows (in thousands of euros):

	Balance at 12/31/2010	Additions	Transfers	Balance at 12/31/2011
Cost-				
Concessions, patents and other	60	-	-	60
Computer software	18,835	2,045	230	21,110
Advances and intangible assets in progress	677	-	(230)	447
Total cost	**19,572**	**2,045**	**-**	**21,617**
Accumulated amortization				
Concessions, patents and other	(60)	-	-	(60)
Computer software	(11,312)	(2,473)	-	(13,785)
Total accumulated amortization	**(11,372)**	**(2,473)**	**-**	**(13,845)**
Total intangible assets, net	**8,200**	**(428)**	**-**	**7,772**

6.- PROPERTY, PLANT AND EQUIPMENT

The transactions performed in 2012 in the various property, plant and equipment accounts and the related accumulated depreciation are summarized as follows (in thousands of euros):

	Balance at 12/31/2011	Additions	Disposals	Balance at 12/31/2012
Cost-				
Buildings	310	-	-	310
Other fixtures and furniture	4,158	139	(759)	3,538
Other items of property, plant and equipment	4,290	-	(3,218)	1,072
Total cost	**8,758**	**139**	**(3,977)**	**4,920**
Accumulated depreciation				
Buildings	(78)	(7)	-	(85)
Other fixtures and furniture	(3,220)	(203)	756	(2,667)
Other items of property, plant and equipment	(3,536)	(86)	3,218	(404)
Total accumulated depreciation	**(6,834)**	**(296)**	**3,974**	**(3,156)**
Total property, plant and equipment, net	**1,924**	**(157)**	**(3)**	**1,764**

At December 31, 2012, the Company's fully depreciated property, plant and equipment in use amounted to EUR 1,787 thousand (December 31, 2011: EUR 5,279 thousand).

There are no restrictions on title to or future purchase obligations for property, plant and equipment.

The Company takes out insurance policies to adequately cover the replacement value of its assets.

2011

The transactions performed in 2011 in the various property, plant and equipment accounts and the related accumulated depreciation are summarized as follows (in thousands of euros):

	Balance at 12/31/2010	Additions	Balance at 12/31/2011
Cost-			
Buildings	310	-	310
Other fixtures and furniture	4,132	26	4,158
Other items of property, plant and equipment	4,274	16	4,290
Total cost	**8,716**	**42**	**8,758**
Accumulated depreciation			
Buildings	(71)	(7)	(78)
Other fixtures and furniture	(2,997)	(223)	(3,220)
Other items of property, plant and equipment	(3,444)	(92)	(3,536)
Total accumulated depreciation	**(6,512)**	**(322)**	**(6,834)**
Total property, plant and equipment, net	**2,204**	**(280)**	**1,924**

7. FINANCIAL INSTRUMENTS

7.1.- FINANCIAL ASSETS

The detail of *"Financial assets"* in the balance sheets at December 31, 2012 and 2011, based on the nature of the transactions, is as follows:

Classes / Categories	Thousands of euros							
	Non-current				Current			
	Equity instruments		Loans, derivatives and other		Loans, derivatives and other		Total	
	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11
Group companies and associates	4,309,541	5,053,885	235,070	217,708	217,902	205,256	4,762,513	5,476,849
Held-to-maturity investments	-	-	7,823	8,826	-	-	7,823	8,826
Total	**4,309,541**	**5,053,885**	**242,893**	**226,534**	**217,902**	**205,256**	**4,770,336**	**5,485,675**

Equity investments in Group companies and associates

The transactions performed in 2012, in this category of financial assets, are summarized as follows (in thousands of euros):

	Balance at 12/31/2011	Additions	Disposals	Balance at 12/31/2011
Cost				
Investments in Group companies	5,685,762	4	-	5,685,766
Investments in associates	4,637	-	-	4,637
Total cost	**5,690,399**	**4**	**-**	**5,690,403**
Impairment losses				
In Group companies	(631,917)	(752,549)	8.241	(1,376,225)
In associates	(4,597)	(40)	-	(4,637)
Total impairment losses	**(636,514)**	**(752,589)**	**8.241**	**(1,380,862)**
Group companies and associates	**5,053,885**	**(752,585)**	**8.241**	**4,309,541**

The main direct and indirect investments of Promotora de Informaciones, S.A. are listed in *Appendix I* and *Appendix II*, respectively.

Among the impairment losses recognize under this heading, is collected mainly an impairment loss of EUR 751,068 thousand for Prisa Televisión, S.L., since according to the estimates and projections available to the Group's directors, future cash flows allocated to the investment of Prisa Televisión in DTS (56%) are not expected to allow to recover the net value of the investment registered at December 31, 2011.

According to five-year forecasts, management has based its value-in-use calculations for Prisa Televisión's audiovisual business on the following:

Variations in the number of subscribers and ARPU (average revenue per user) – The combination of these variables make up the bulk of revenues from Prisa TV's business (84.6% of the total in 2012). In its assumptions, management factored in any increase in the numbers of subscribers of the offering that DTS is distributing by satellite and internet as a result of not only a recovery in the number of new subscribers, but also a decrease in cancellation rates. In addition, DTS signed content distribution agreements in 2012 with the leading telecommunications operators, allowing it to raise its growth forecasts for other platforms.

Based on the marketing of new pay channels (e.g. soccer, bullfighting), together with the offering of a new, more complete television service with high-definition channels and 3D broadcasts, Prisa TV is projecting growth in its revenue.

Increase in programming costs – In its projections, management has estimated the future consequences of commitments acquired with service and content providers, assuming where applicable, that those services will continue to be provided and that it will have access to the same high-quality content as now. In this sense, it will take some time to absorb the initial increase in costs related to the change in the soccer model for the next seasons. Estimates operating costs reflect streamlining plans begun in prior years, as well as growth plans that should strengthen and transform certain business areas.

In 2012, operating indicators for Prisa Televisión's audiovisual business were affected by a number of factors, mainly the change in the model for marketing soccer for the coming seasons. The new agreement entails high quality pay TV content at the expense of free-to-air broadcasts of soccer matches, which in the medium term should boost penetration of the pay TV service in Spain.

However, it will take some time to absorb the initial increase in costs related to the new soccer model. These incremental costs will be offset by a combination of the wholesale of soccer broadcasting rights to other pay TV operators and a gradual increase in the customer base.

Meanwhile, the economic downturn and waning consumption in Spain, coupled with the hike in the VAT for pay TV from 8% to 21%, have hurt subscriber numbers, meaning it will take longer to reach the subscriber base targets implied in the profitability plan for the new soccer model.

2011

The transactions performed in 2011, in this category of financial assets, are summarized as follows (in thousands of euros):

	Balance at 12/31/2010	Additions	Balance at 12/31/2011
Cost			
Investments in Group companies	5,685,756	6	5,685,762
Investments in associates	4,637	-	4,637
Total cost	**5,690,393**	**6**	**5,690,399**
Impairment losses			
In Group companies	(225,959)	(405,958)	(631,917)
In associates	(390)	(4,207)	(4,597)
Total impairment losses	**(226,349)**	**(410,165)**	**(636,514)**
Group companies and associates	**5,464,044**	**(410,159)**	**5,053,885**

The main direct and indirect investments of Promotora de Informaciones, S.A. are listed in *Appendix I* and *Appendix II*, respectively.

The additions relate to the incorporation on June 8, 2011 of two companies: Prisa Gestión de Servicios, S.L. and Prisa Noticias, S.L., with the contribution of EUR 3,000 in capital, respectively. The corporate purpose of Prisa Gestión de Servicios, S.L. is to manage and perform all types of financial, human resource and legal activities. The corporate purpose of Prisa Noticias, S.L. is to manage and operate print media (newspapers, supplements and additional publications).

On July 1, 2011, a resolution was adopted to increase the capital of Prisa Noticias, S.L. in order to consolidate in this holding company all of the investments that Promotora de Informaciones, S.A. held in press-related companies. Consequently, Diario El País, S.L., Grupo Empresarial de Medios Impresos, S.L. and Redprensa, S.L.U. were contributed to this new company.

In 2011, impairment losses were recognized on the income statement in the amount of EUR 428,485 thousand, of which EUR 410,165 thousand relate to impairment losses recognised for financial assets and EUR 18,320 thousand to period provisions form contingencies and charges (*see Note 10*).

Among the impairment losses recognize under this heading, are collected mainly impairments of goodwill implicit of the investments in Media Capital (EUR 228,232 thousand) mainly due to a rise in the country risk and the negative trend in the advertising market; Prisa Brand Solutions (EUR 33,944 thousand) owing to the general difficulties in the advertising market, which have made it necessary for Prisa Brand Solutions to rescind most of its management contracts with third parties and V-ME (EUR 3,507 thousand), since according to the estimates and projections available to the Group's directors, future cash flows allocated to these companies are not expected to allow to recover the net value of the investments registered at December 31, 2011.

In addition, an impairment loss of EUR 128,000 thousand was recognized on the income statement for Prisa Televisión, S.L., since according to the estimates and projections available to the Group's directors, future cash flows allocated to the investments in Prisa Televisión's audiovisual business (56% Digital + and 17.3% Telecinco mainly) are not expected to allow to recover the net value of the investment registered at December 31, 2011.

Impairment tests

At the end of each reporting period, or whenever there are indications of impairment, the Company tests goodwill for impairment to determine whether it has suffered any permanent loss in value that reduces its recoverable amount to below its carrying amount.

The recoverable amount of each stake is the higher of value in use and the net selling price that would be obtained from the asset.

Value in use was calculated on the basis of the estimated future cash flows based on the business plans most recently approved by management. These business plans include the best

estimates available of income and costs of the cash-generating units using industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business. In order to calculate the present value of these flows, they are discounted at a rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk. Therefore, in 2012 the rates used ranged from 8% to 10% depending on the business being analyzed.

Loans to Group companies and associates-

"Loans to Group companies and associates" includes mainly the loans granted to Group companies and associates, the detail being as follows:

Group Company	Type of Loan	Final Maturity	Balance at 12/31/2011	Additions	Balance at 12/31/2012
Promotora de Emisoras de Televisión, S.A.	Participating	2014	29,052	-	29,052
Promotora de Emisoras, S.L.	Participating	2014	41,456	-	41,456
Prisa División Inmobiliaria, S.L.U.	Participating	2014	916	-	916
Promotora de Actividades América 2010, S.L.	Participating	2014	954	-	954
Prisaprint, S.L.	Financial	2014	145,330		145,330
Prisaprint, S.L.	Participating	2015	-	11,318	11,318
Prisa Digital, S.L.	Participating	2015	-	6,044	6,044
Group companies, total			**217,709**	**17,362**	**235,070**

The participating loans earn floating interest which is dependent upon the borrower achieving a certain volume of billings and/or earnings. The participating loans to Prisa División Inmobiliaria, S.L.U. (arising from its merger with Oficina del Autor, S.L.), Promotora de Emisoras de Televisión, S.A. and Prisaprint, S.L. also earn interest tied to Euribor plus a market spread. The financial loans earn interest tied to Euribor plus a market spread.

Current investments in Group companies and associates-

The Company pools all the cash balances of the Prisa Group companies located in Spain through transfers from (to) the banks at which it has demand deposits. The balances in this connection earn and bear interest for the Company at rates tied to Euribor plus a spread. At December 31, 2012, this heading included EUR 213,181 thousand of balances and interest receivable from Group companies arising from the above-mentioned cash pooling.

This heading also includes, *inter alia*, the installments falling due within one year of the loans to Group companies and the accrued interest payable on these loans amounting to EUR 4,719 thousand.

7.2. FINANCIAL LIABILITIES

Loans and payables

Classes / Categories	Thousands of euros													
	Non-current						Short-term							
	Bank borrowings		Debt securities		Derivatives and other		Bank borrowings		Debt securities		Derivatives and other		Total	
	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11
Loans and payables	2,707,661	3,049,203	16,866	115,364	93,504	121,591	285	98,861	18,508	61,832	1,189,718	1,188,024	4,026,542	4,634,875
Liabilities at fair value through profit or loss	-	-	-	-	4,092	1,825	-	-	-	-	-	1,345	4,092	3,170
Total	**2,707,661**	**3,049,203**	**16,866**	**115,364**	**97,596**	**123,416**	**285**	**98,861**	**18,508**	**61,832**	**1,189,718**	**1,189,369**	**4,030,634**	**4,638,045**

Bank borrowings

At December 31, 2012, the Company's bank borrowings were as follows (in thousands of euros):

	Maturity Date	Limit	Draw down amount maturing at short term	Draw down amount maturing at long term
Préstamo y crédito sindicado	2014	1,282,544	-	1,282,544
Préstamo Puente	2015	1,340,882	-	1,340,882
Pólizas de crédito	2015	145,000	(35)	128,345
Leasing, intereses y otros	-	320	320	-
Gastos de formalización	2015	-	-	(44,110)
Total		**2,768,746**	**285**	**2,707,661**

Bank borrowings are adjusted in the balance sheet by the loan origination and arrangement costs.

Syndicated loan and credit facility
In June 2007, Prisa entered into a syndicated financing agreement with a group of 39 banks for a maximum amount of EUR 2,050,000 thousand, consisting of a long-term loan amounting to

EUR 1,675,000 thousand and a credit facility of EUR 375,000 thousand drawable throughout the term of the loan.

Repayment of the loan commenced in 2007. With respect to the remaining balance of the loan at December 31, 2010, the proceeds from the sale of 10% of Grupo Media Capital, SGPS, S.A., were used to repay EUR 11,228 thousand in 2011 in advance. The remaining balance at the end of the year is EUR 1,382,544 thousand.

In January 2012, with the proceeds from the capital increase (EUR 150,000 thousand) *(see Note 7.4)* were repayed EUR 100,000 thousand of the Syndicated Loan. The remainder of outstanding loan at December 31, 2012 amounted to EUR 1,282,544 thousand.

This syndicated loan is tied to Euribor plus a spread in accordance with financial market rates.

Bridge loan -

In December 2007, Prisa entered into a six-month financing agreement (bridge loan) with a bank for a maximum amount of EUR 4,230,000 thousand and bearing interest at a market rate. The agreement stated that the purpose of this financing was to cover the financial obligations arising from the takeover bid for all the share capital of Prisa Televisión, S.A.U. submitted to the CNMV.

On February 29, 2008, Prisa signed the syndication of this bridge loan initially granted by one bank. On June 20, 2008, the initial maturity date of the bridge loan, and after the result of the takeover bid became known, the amount of the bridge loan was EUR 1,948,935 thousand; the Company also signed a one-month extension for the purpose of finalizing the agreement relating to the novation of this loan until March 2009.

On July 14, 2008, the Company obtained authorization from the majority of the banks participating in the syndicated financing agreement relating, *inter alia*, to the additional debt incurred as a result of the takeover bid for Prisa Televisión, S.A.U.

On July 18, 2008, the Company signed the renewal of the bridge loan amounting to EUR 1,948,935 until March 31, 2009. In August 2008, EUR 113,098 thousand of this bridge loan were repaid.

On March 31, 2009, the term of the loan was extended by one month until April 30, 2009, and was subsequently extended again until May 14, 2009.

On May 13, 2009, Prisa arranged with the banks that granted the bridge loan for an extension of its term until March 31, 2010, and obtained the authorization of the banks that were party to the syndicated financing agreement for the additional borrowings arising from the aforementioned extension.

On April 19, 2010, Prisa signed a refinancing master agreement with its creditor banks by which the maturity date of the bridge loan was extended until 19 May, 2013.

Regarding the bridge loan, and as a result of the mentioned renewals, Prisa agreed with the financial entities participating in the loan to pay a variable amount in cash, depending on the listed price of the ordinary shares from the date of the final agreement (April 19, 2010) until the loan falls due in 2013.

In 2011, EUR 12,514 thousand of the bridge loan was paid off using the proceeds from the sale of 10% of Grupo Media Capital, S.A.

In July, 2012, EUR 200,000 thousand was paid with proceeds from the issue of bonds mandatorily convertible into Class A shares (EUR 434,000 thousand) *(see Note 7.4)*, leaving a debt of EUR 1,340,882 thousand.

Subordinated credit facility-

On December 21, 2007, the Company arranged a subordinated credit facility of EUR 200,000 thousand bearing interest at a market rate.

At December 31, 2011, the balance drawn down was EUR 134,000 thousand, which relates to the definitive amount of this credit facility after the Company requested a reduction in the limit thereof.

This facility was paid in July 2012 with proceeds from the issue of bonds mandatorily convertible into Class A shares *(see Note 7.4)*.

Credit facilities-

"Credit facilities" includes the amounts drawn down against credit facilities used to finance the Prisa Group companies' operating requirements in Spain through cash-pooling.

The total amount of EUR 128,345 thousand in credit facilities is recognized under "*Non-current payables - Bank borrowings*" on the accompanying balance sheet at December 31, 2012. The interest rate applicable to these credit facilities is Euribor plus a market spread.

At year-end 2012, the syndicated loan and the credit facility, the bridge loan and the bilateral loans, counterparties of hedges and the subordinated credit facility are guaranteed jointly and severally by the following Prisa Group companies: Diario El País, S.L., Grupo Empresarial de Medios Impresos, S.L., Prisa Radio, S.L. and Vertix, SGPS, S.A.

In 2010, the Company pledged its shares in Prisa Televisión, S.A.U., its shares in Prisa Radio, S.L., the shares it indirectly owns in Grupo Media Capital, SGPS, S.A. and the shares it owns of Grupo Santillana de Ediciones, S.L. On January 27, 2011, Prisa Televisión, S.A.U. pledged its shares in DTS, Distribuidora de Televisión Digital, S.A., representing 56% of its share capital.

The syndicated loan and credit facility and the bridge loan establish that the Prisa Group must comply with certain financial ratios which were renewed on December 26, 2011 in order to

adapt them to the Group's new financial position. The Group's directors consider that the covenants established in these contracts were fulfilled at December 31, 2012.

Refinancing agreement-

On December 26 2011, Prisa signed an agreement to refinance its bank borrowings, comprising the syndicated loan, the bridge loan, the subordinated credit facility, and a series of bilateral loans.

The main current conditions for the different loans after the refinancing are as follows:

- The transformation of the syndicated loan into a bullet loan with a single maturity of March 19, 2014. In addition, subject to the fulfillment of certain targets, maturity may be deferred to December 19, 2014.
- The maturity of the bridge loan, which does not provide for partial repayments, and of the bilateral loans, was extended to January 15, 2015. Also subject to the same targets, the maturity of these loans may be extended to September 19, 2015.
- The subordinated credit facility is extended, initially, until January 16, 2015, and September 21, 2015, when the conditions for extending the other loans are in place. As indicated previously, this bridge loan was paid off in July 2012.
- The financial ratios ("covenants") have been renewed so as to adapt them to the Group's new financial estimates.
- The cost of the borrowings remains tied to Euribor plus a spread in accordance with financial market rates.

Conditions of these loans have been analysed at that moment and there were no significant changes with respect to the previous situation.

Payable to Group companies and associates

The detail of *"Payable to Group companies and associates"* at December 31, 2012, was as follows (in thousands of euros):

	Non-current	Current
Investment tax credits	67,119	-
Other payables	-	649,540
Cash pooling	-	423,357
Income tax settlement	-	109,485
Total	**67,119**	**1,182,382**

Other payables-

Until the transaction with Liberty Acquisition Holdings Virgina, Inc. is finalized, "*Other payables*" temporarily includes the obligation arising from the transfer of EUR 650 million to Promotora de Informaciones, S.A. related to the subsequent integration agreements and capital increase and exchange of shares described in *notes 7.1 and 7.4.*

Investment tax credits-

"*Investment tax credits*" includes Promotora de Informaciones, S.A.'s obligation to its subsidiaries arising from investment tax credits earned by Group companies in prior years that were not used in the consolidated group's income tax settlement.

Cash pooling-

At December 31, 2012, this heading included EUR 260,221 thousand of balances and interest payable to Group companies arising from the above-mentioned cash pooling.

This heading also includes, *inter alia,* the installments falling due within one year of the loans from Group companies and the accrued interest payable on these loans amounting to EUR 163,136 thousand.

Derivative financial instruments

The Company includes in this category the fair value of various interest rate hedging instruments that do not qualify as effective hedges.

The objective of these interest rate hedges is to mitigate, by arranging swaps, IRSs and option combinations, the fluctuations in cash outflows in respect of payments tied to floating interest rates (Euribor) on the Company's borrowings.

The changes in the value of these financial instruments, which is provided periodically by the banks with which the hedges were arranged, are recognized as finance income or finance costs for the year. "*Non-Current financial assets*" and "*Current financial assets*" on the asset side of the accompanying balance sheet and "*Non-current payables*" and "*Current payables*" on the liability side of the accompanying balance sheet include the market value of the various financial instruments.

In 2012, the Company held interest rate derivatives and share options.

Interest rate derivatives-

The interest rate derivatives arranged by the Company and outstanding at December 31, 2012 are as follows:

					Nominal			
Company	Instrument	Expiry	Nominal Value	Fair Value	Outstanding 2012	Outstanding 2013	Outstanding 2014	Outstanding 2015
Prisa	IRS	2013	134,000	(855)	134,000	0	0	0
Prisa	IRS	2015	300,000	(3,237)	300,000	300,000	300,000	300,000
Total			**300,000**	**(4,092)**	**434,000**	**300,000**	**300,000**	**300,000**

Analysis of sensitivity to interest rates-

The fair value of the interest rate derivatives arranged by the Company depends on the changes in the Euribor and long-term swap interest rate curves. These derivatives had a negative fair value of EUR 4,092 thousand at December 31, 2012 and EUR 1,317 thousand at December 31, 2011.

Following is a detail, in thousands of euros, of the analysis of the sensitivity of the fair values of derivatives at December 31, 2012 to changes in the euro interest rate curve that the Company considers to be reasonable:

Sensitivity (before tax)	12/31/12	12/31/11	12/31/10	12/31/09
+0,5% (Increase in interest rate curve)	4,046	936	1,832	3,128
-0,5% (Increase in interest rate curve)	(4,046)	(936)	(3,198)	(3,577)

The sensitivity analysis shows that the negative fair value of the interest rate derivatives decreases in the event of upward shifts in the interest rate curve, partially reducing the projected higher cost of borrowings. For floating-rate financial debt, a 0.5% increase in interest rates would increase borrowing costs by EUR 13,950 thousand.

Liquidity and interest rate risk tables-

The following table shows an analysis of the Company's liquidity in 2011 for its derivative financial instruments. The table was prepared on the basis of undiscounted net cash flows. When the related settlement (receivable or payable) is not fixed, the amount was determined using the implicit values calculated on the basis of the interest rate.

(miles de euros)	1-3 Meses	3 Meses - 1 Año	1-5 Años	+ 5 Años
Derivados de tipo de interés	(910)	(1,551)	(1,630)	-

Financial liabilities arising from the settlement options as part of the obligatory conversion of the Class B non-voting shares-

At December 31, 2010, as a result of the capital increase transactions mentioned, a non-current financial liability amounting to EUR 89,317 thousand was recognized; this corresponds to the Company's potential obligation to deliver additional shares or cash as part of the mandatory conversion of the Class B non-voting shares, if during the 20 trading sessions immediately prior to the date of conversion the weighted average price of Class A ordinary shares is below EUR 2. At December 31, 2012, the fair value of this liability stood at EUR 26,385 thousand ((December 31, 2011: EUR 74,758 thousand) and it is registered *"Non-Current Liabilities - Derivatives"* on the accompanying balance sheet at December 31, 2012.

Other share options-

At December 31, 2012, the fair value of the cash-settled share options delivered to financial entities participating in the bridge loan, with variable amounts depending on the listed price of Prisa's ordinary shares, was zero.

Fair value of financial instruments: applicable valuation techniques and assumptions for measuring fair value

The financial instruments are grouped together on three levels based on the degree to which the fair value is observable.

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3: those determinable on the basis of valuation techniques, which include inputs for the asset and liability that are not based on observable market data (unobservable inputs).

The Prisa Group's interest rate and foreign currency derivatives are classified as level-2 derivatives.

Other financial liabilities

Financial liability from the minimum Class B dividend-

In 2010, the Company carried out a capital increase, issuing 402,987,000 non-voting convertible Class B non-voting shares; their holders have the right to receive a minimum annual dividend per share amounting to EUR 0.175 from the date of their issue until they are converted. Therefore, at year-end 2010, the Company recognized a financial liability totaling EUR 165,200 thousand related to the obligation to pay the dividend with a charge to the issue premium for the Class B shares. The obligation was calculated as the present value of the payments due

discounted at the interest rate which would have been applicable to Prisa if it had issued a debt instrument with similar characteristics and credit rating, but without the conversion option.

On June 30 2012, the Annual General Meeting approved a modification in the conditions of the minimum preferred dividend of the non- voting convertible B shares, through which this dividend can be paid in cash, in A shares (at a fixed conversion ratio of 1 Euro – 1 share) or a combination of both. This has resulted in the reclassification of the financial liability by the minimum dividend of Class B shares for an amount of EUR 191,527 thousand to share premium (EUR 184,279 thousands net of costs associated to the capital increase).

7.3- NATURE AND RISK OF THE FINANCIAL INSTRUMENTS

The Company has the mechanisms necessary to control, based on its financial structure and position and on the economic variables of the industry, exposure to changes in interest and exchange rate fluctuations and credit and liquidity risks, using specific hedging transactions, when necessary.

Interest rate hedges-

The Company is exposed to interest rate risk since all of its bank borrowings bear interest at floating rates. In this regard, the Company arranges interest rate hedges, basically through contracts providing for interest rate caps, in relation to the subordinated credit facility described in *Note 7.2*.

Financial liability for measurement of the coupon paid to bondholders

The bonds mandatorily convertible into Class A shares (*see Note 11c*), subscribed in July 2012, were treated as a compound financial instrument, with a liability component at the present value of the guaranteed coupon at a the 1-month Euribor rate plus a spread of 4.15%, which led to the recognition of EUR 16,866 thousand under *"Non-current financial liabilities"* and EUR 18,508 thousand under *"Current financial liabilities"* in accordance with their payment dates. The bond matures in 2014 and coupons are paid annually.

7.4- EQUITY

The detail of the transactions recognized under *"Equity"* at December 31, 2012 and in 2011 is summarized in the statement of changes in equity.

Share capital

On January 3, 2012, Prisa executed the capital increase corresponding to Otnas Inversiones, S.L.'s exercise of 75,000,000 warrants. Otnas is a company indirectly owned by Rucandio, S.A.- through Timón, S.A., Asgard Inversiones, S.L.U., Promotora de Publicaciones, S.L. and the Shareholder Contract of Prisa-, by Berggruen Acquisition Holdings and by Martin Franklin .

The exercise of the 75,000,000 warrants gave rise to the subscription of the same number of newly issued Class A ordinary shares, at a strike price of EUR 2 each, increasing the Company's capital by EUR 150,000 thousand.

On June 30, 2012, shareholders at the General Meeting of Prisa agreed to amend the aforementioned dividend payment system, whereby the Company may pay cash, Class A shares (at a fixed rate of EUR 1 per share) or a combination of both. In September 2012, Prisa raised capital by issuing 64,097,105 Class A shares to pay the minimum annual dividend of Class B shares for 2011. In December 2012, Prisa raised capital by issuing 26,000,823 Class A shares for payment of the minimum annual dividend of Class B shares for 2012 up to the moment of the conversion.

In addition, during 2012, due to the capital increase against cash contributions with recognition of pre-emptive subscription rights through warrants, which was approved by Prisa's shareholders in an extraordinary general meeting on November 27, 2010, public deeds were issued declaring the capital increase corresponding to the warrants'' 13 to 24 exercise windows. A total of 10,109 warrants were exercised, giving rise to the subscription of a total of 10,109 new Class A ordinary shares issued at the price of EUR 2 each.

Also, in 2012, 47,942,019 Class B non-voting shares were converted into Class A ordinary shares.

Prisa's share capital, at December 31, 2012, after such increases and conversions of shares, totals EUR 99,132 thousand, represented by 651,054,490 Class A ordinary shares and 340,268,409 Class B non-voting shares, 0.1 nominal value each.

Share capital is fully subscribed and paid in.

At year-end 2012, according to information published by the CNMV, the holders of a significant number of Prisa shares are the following:

	Number of voting rights		
	Direct	**Indirect**	**% of voting rights**
Rucandio, S.A. (*)	-	221,591,841	34.036
BH Stores IV, B.V.	22,571,198	-	3.467
BNP Paribas, Societe Anonyme	15,143,403	-	2.326
Inmobiliaria Carso, S.A. de CV	8,665,000	6,030,000	2.257
UBS AG	25,872,175	4,712	3.975

(*) Rucandio, S.A.'s indirect ownership interest is exercised through the following direct holdings:

- Promotora de Publicaciones, S.L., holder of 77,248,921 voting rights, representing 11.865% of the subscribed share capital with voting rights.
- Timón S.A., holder of 7,928,140 voting rights, representing 1.218% of the subscribed share capital with voting rights.
- Asgard Inversiones, S.L.U., holder of 17,487,164 voting rights, representing 2.686% of the subscribed share capital with voting rights.
- Otnas Inversiones, S.L., holder of 93,000,000 voting rights, representing 14.285% of the subscribed share capital with voting rights.
- Rucandio Inversiones SICAV, S.A., holder of 339,094 voting rights, representing 0.052% of the subscribed share capital with voting rights.

In addition, Rucandio, S.A.'s declared indirect stake includes 25,588,522 voting rights of the Company, linked by the Shareholder Contract of Prisa signed on December 22, 2011 (in which Rucandio indirectly holds a voting majority), the terms of which have been notified to the CNMV.

Share premium

The Consolidated Text of the Corporate Enterprises Act expressly permits the use of the share premium account balance to increase capital with a charge to reserves and does not establish any specific restrictions as to its use.
The share premium includes the amount exceeding the par value of the shares issued. It also includes the amount corresponding to the obligation to pay a minimum annual dividend on the Class B shares, as well as value adjustments as a result of the Company's potential obligation to deliver additional shares as part of the mandatory conversion of the Class B shares (*see Note 7.2*). This share premium at December 31, 2012, amounted to EUR 803,973 thousand (December 31, 2011: EUR 437,879 thousand).

The share premium corresponding to the Class B shares issued in 2010 in accordance with the commitments assumed in the issue of the shares is non-distributable so as to cover future related commitments stemming from this class of shares (*see Note 7.2*), until they have been converted into Class A shares and the minimum associated dividend of the Class B shares has been paid in full. This non-distributable share premium at December 31, 2012, amounted to EUR 277,108 thousand (December 31, 2011: EUR 125,131 thousand).

Issue of financial instrument

A resolution was passed at the Ordinary Shareholders Meeting of Prisa held on June 30, 2012 to issue bonds mandatorily convertible into newly-issued Class A common shares with exclusion of pre-emption rights at a fixed conversion rate (1 share per EUR 1.03). This issue was carried out in July and entailed two tranches: Tranche A for EUR 334 million aimed at creditor banks

via the cancellation of financial debt and Tranche B for EUR 100 million to be paid in cash by Telefónica, S.A.

This is treated as a compound financial instrument with a liability component, recognized at the present value of the guaranteed coupon under *"Financial liabilities"* in the accompanying consolidated balance sheet *(see Note 7.2)*, and an equity component, with the difference between the amount of the bond and the value assigned to the liability component recognized under *"Other reserves"* in the accompanying consolidated balance sheet.

Reserves

Revaluation reserve 1983-

Pursuant to the legislation on the revaluation of property, plant and equipment and intangible assets published in 1983, the cost and accumulated depreciation and amortization of these assets were increased by a net amount of EUR 3,289 thousand, recognized under *"Revaluation Reserve 1983."* This reserve is unrestricted.

Revaluation reserve Royal Decree-Law 7/1996-

Under Royal Decree 2607/1996, of December 20, approving the regulations for asset revaluations pursuant to Royal Decree-Law 7/1996, of June 7, the surpluses arising from the revaluations must be charged to *"Revaluation reserve Royal Decree-Law 7/1996."* The balance of this account at year end amounts to EUR 10,650 thousand and has been unrestricted since January 1, 2007.

Legal reserve-

Under the Consolidated Text of the Corporate Enterprises Act, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital.

The legal reserve can be used to increase capital by the amount exceeding 10% of the new capital after the increase.

Except as indicated above, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury shares-

Section 142 of the Consolidated Text of the Corporate Enterprises Act states that when a company acquires treasury shares, it must record on the liability side of the balance sheet a restricted reserve equal to the carrying amount of the treasury shares. This reserve must be maintained until the shares are sold or canceled.

Bylaw-stipulated reserves-

Under Article 32 of the Company's bylaws, at least 10% of the profit after tax must be transferred to a reserve each year until the balance of this reserve reaches at least 20% and does not exceed 50% of the paid-in share capital.

Treasury shares

The changes in *"Treasury shares"* in 2012 and 2011 were as follows:

	Thousands of euros			
	2012		2011	
	Number of shares	Amount	Number of shares	Amount
At beginning of year	**2,879,503**	**2,505**	**3,150,000**	**4,804**
Purchases	4,046,689	2,515	1,928,312	2,082
Sales	-	-	-	-
Deliveries	(3,824,957)	(3,786)	(2,198,809)	(3,425)
Reserve for treasury shares	-	(507)	-	(956)
At end of year	**3,101,235**	**727**	**2,879,503**	**2,505**

At December 31, 2012, Promotora de Informaciones, S.A. held a total of 3,101,235 treasury shares, representing 0.31% of its share capital.

Treasury shares are valued at market price at December 31, 2012 (0.235 euros per share). The average acquisition price stood at 0.762 euros per share.

At December 31, 2012, the Company did not hold any shares on loan.

Capital management policy

The principal objective of the Group's capital management policy is to optimize the cost of capital and achieve a gearing ratio that enables it achieve its strategic targets and contribute to the growth of the Company. Therefore, in 2012 the Group adopted further measures to restructure its financial debt and strengthen its capital structure.

The net financial debt/EBITDA ratio at December 31, 2012 was 6.96 times.

8. TAX MATTERS

As indicated under "*Accounting Policies,*" the Company files consolidated income tax returns in Spain, in accordance with the Corporate Income Tax Act, and is the Parent of consolidated tax group 2/91. The companies included in the consolidated tax group are detailed in *Appendixes I* and *II*.

As the parent of the aforementioned consolidated tax group, Promotora de Informaciones, S.A. recognizes the Group's overall position vis-à-vis the tax authorities resulting from application of the consolidated tax regime, the detail being as follows.

	Thousands of euros	
	2012	2011
Sum of individual tax bases	**(114,591)**	**33,131**
Consolidation adjustments	(184,977)	(173,874)
Offset of tax losses arising prior to inclusion in the Group		
Offset of Group tax losses		
Consolidated taxable profit (tax loss)	**(299,568)**	**(140,743)**
Consolidated gross tax payable	**(89,870)**	**(42,223)**
Double taxation tax credits	(28,016)	(17,804)
Investment tax credits	(3,329)	(8,846)
Net tax payable		
Withholdings from tax group	**(194)**	**(4,743)**
Income tax refundable	**(194)**	**(4,743)**

The consolidated tax group's tax loss amounted to EUR 299,568 thousand, after making the appropriate consolidation adjustments for a negative amount of EUR 184,977 thousand. The income tax refundable, which matches withholdings from the tax group, amounted to EUR 194 thousand at December 31, 2012 and is included under "*Tax receivables*" in the balance sheet.

Reconciliation of the accounting profit (loss) to the taxable profit (tax loss)

The reconciliation of the income and expenses for the year to the taxable profit (tax loss) used to calculate the income tax expense for 2012 and 2011 is as follows (in thousands of euros):

	2012			2011		
	Income statement	**Equity**	**Total**	**Income statement**	**Equity**	**Total**
Balance of income and expenses for the year	**(685,793)**	**(8,165)**	**(693,958)**	**(616,903)**	**(936)**	**(617,839)**
Income tax	(43,912)	(3,499)	**(47,411)**	(64,828)		**(64,828)**
Withholdings				16		**16**
Adjustment of prior years' income tax	11,851		**11,851**	160,877		**160,877**
Individual permanent differences	749,280		**749,280**	402,662		**402,662**
Individual temporary differences	45,975		**45,975**	(4,795)		**(4,795)**
Permanent differences on consolidation						
Temporary differences on consolidation	(1,852)		**(1,852)**			
Taxable profit (tax loss)	**75,549**	**(11,664)**	**63,885**	**(122,971)**	**(936)**	**(123,907)**

The permanent differences are due mainly to different accounting and tax treatment of investment valuation provisions, contingency provisions, non-deductible expenses, and gifts to non-profit entities.

Temporary differences relate mainly to differing accounting and tax treatments of the expense arising from other provisions, and to the limitation on the deductibility of finance costs under article 20 of Royal Legislative Decree 4/2004 enacting the Restated Corporate Income Tax Act.

Costs relating to equity instrument transactions and their concomitant tax effects were taken to equity.

Reconciliation of the accounting profit (loss) to the income tax expense

The reconciliation of the accounting profit (loss) to the income tax expense is as follows (in thousands of euros):

	2012			2011		
	Income statement	Equity	Total	Income statement	Equity	Total
Accounting profit (loss) before tax	(717,854)	(11,664)	(729,517)	(520,838)	(936)	(521,774)
Tax charge at 30%	(215,356)	(3,499)	(218,855)	(156,251)	(281)	(156,532)
Individual permanent differences and permanent differences on consolidation	224,784		224,784	120,799		120,799
Impact of temporary differences	13,237		13,237	(1,439)		(1,439)
Double taxation tax credits	(53,124)		(53,124)	(29,005)		(29,005)
Investment tax credit	(216)		(216)	(370)		(370)
Current income tax	(30,675)	(3,499)	(34,174)	(66,266)	(281)	(66,547)
Deferred income tax	(13,237)		(13,237)	1,439		1,439
Foreign withholdings				16		16
Adjustment of prior years' income tax	11,851		11,851	160,876		160,876
Total income tax	(32,061)	(3,499)	(35,560)	96,065	(281)	95,784

In calculating its income tax expense, the Company availed itself of the tax credit under article 20 of the Non-Profit and Arts Patronage Taxation Act (*Ley 49/2002*) to a value of EUR 194 thousand, and of the research, development and technological innovation tax credit under article 35 of Royal Legislative Decree 4/2004 in the amount of EUR 22 thousand.

The Company also took EUR 53,124 thousand of domestic dividend double taxation tax credits.

In its 2010 income tax return, the Company availed itself of the tax credit for the reinvestment of extraordinary income in the amount of EUR 263,491 thousand, having fulfilled, in the year in which the income was obtained, the requirement to reinvest the sale proceeds in the acquisition of property, plant and equipment, intangible assets, and financial assets, in accordance with the terms established by the tax legislation.

Tax receivables and tax payables

The detail of tax receivables and tax payables at December 31, 2012 is as follows (in thousands of euros):

	Receivable		Payable	
	Current	Non-current	Current	Non-current
Income tax refundable/payable	194	-	-	-
Deferred tax assets arising from unused tax credits	-	306,455	-	-
Deferred tax assets arising from tax losses upon tax consolidation	-	131,778	-	-
Deferred tax assets arising from temporary differences	-	55.627	-	-
Deferred tax liabilities	-	-	-	(809)
VAT, personal income tax withholdings, social security taxes and other	6,863	-	(14,655)	-
Total	**7,057**	**493,860**	**(14,655)**	**(809)**

The detail of tax receivables and tax payables at December 31, 2011 is as follows (in thousands of euros):

	Receivable		Payable	
	Current	Non-current	Current	Non-current
Income tax refundable/payable	4,865	-	-	-
Deferred tax assets arising from unused tax credits	-	269,508	-	-
Deferred tax assets arising from tax losses upon tax consolidation	-	42,223	-	-
Deferred tax assets arising from temporary differences	-	15,833	-	-
Deferred tax liabilities	-	-	-	(784)
VAT, personal income tax withholdings, social security taxes and other	5,730	-	(13,152)	-
Total	**10,595**	**327,564**	**(13,152)**	**(784)**

Deferred tax assets and liabilities

Deferred tax assets-

Deferred tax assets amounting to EUR 493,860 thousand at December 31, 2012, recognized under "Deferred tax assets," relate mainly to double-taxation and investment tax credits earned and not deducted when calculating income tax, the difference in the timing of the recognition for accounting and tax purposes of the expense incurred in relation to the impairment losses recognized for companies included in the consolidated tax group, other provisions, consolidated tax group tax losses from 2011 and 2012, and the finance cost credit in excess of the deductibility cap under article 20 of Royal Legislative Decree 4/2004 enacting the Restated Corporate Income Tax Act.

Deferred tax liabilities-

The amount recognized as non-current corresponds to the application of tax credits under article 12.5 of the Corporate Income Tax Act regarding the acquisition of equity securities issued by non-Spanish-resident entities.

Years open to examination by the tax authorities

In 2006, the tax authorities completed their audit for consolidated income tax for 1999, 2000, 2001, and 2002 and for VAT, personal income tax withholdings and repayments (employees and professionals), tax on property income, investment income tax and non-resident income tax for June 2000 to May 2004. The decisions on the motions for review filed against the tax amount determinations arising from the statutory notices issued for each fiscal year (from 1999 to 2002) in respect of income tax (which decisions partly upheld the motions) affirmed determinations of a combined amount of EUR 34,867 thousand (deficiency plus late payment interest), and were appealed from before the Central Board of Tax Appeals (*Tribunal Económico-Administrativo Central*). The decisions of the Board, partly upholding the Group's appeal and reversing the determinations for all the fiscal years in question, form the subject matter of a petition for review filed with the National Appellate Court (*Audiencia Nacional*). Payment of this amount was stayed and the related guarantee was posted. The National Appellate Court dismissed the petitions; the Company prepared the respective petitions to be filed with the Supreme Court (*Tribunal Supremo*).

The petition regarding fiscal 2001 was denied leave to proceed on formal grounds; in 2012, the petition regarding fiscal 2002 also failed to be admitted, for similar reasons. In addition, motions for annulment were filed and rejected; the Company then filed appeals with the Constitutional Court (*Tribunal Constitucional*).

As a result, in 2012 the Company received the order to enforce the decision of the National Appellate Court concerning income tax for 2001; an objection to the form of enforcement was filed. Moreover, this enforcement entailed a new tax determination of EUR 17,069 thousand against which the Company has filed a motion for review, and the corresponding appeal to the Board of Tax Appeals upon failure of the motion. This administrative act has required the posting of a guarantee.

In 2010, the tax audit of consolidated income tax for 2003 to 2005 was completed and the corresponding statutory notice was issued stating a deficiency of approximately EUR 16,960 thousand, which was signed on a contested basis. During the year, the negative decision concerning the appeal to the Board of Tax Appeals was received, and a petition for judicial review was filed. The corresponding tax liability was settled in the year and recognized as a non-current tax credit, as court proceedings are still in progress and no final decision has been issued dismissing the Company's case. Also, the audits of personal income tax withholdings and prepayments (employees and professionals), tax on property income and investment income tax for 2004 and 2005 were completed, which did not give rise to any regularizations. Also, the audit of non-resident income tax, from June 2004 to December 2005, was completed with EUR 13 thousand refundable to the Company. The tax audit of VAT from June 2004 to

December 2006 was completed with the issuance of a contested statutory notice stating a deficiency of EUR 5,357 thousand, which has been appealed from before the Central Board of Tax Appeals, whose decision is now pending.

In 2012, the tax authorities continued their audits of tax consolidation group 2/91 whose parent is Promotora de Informaciones, for income tax for 2006 to 2008. This audit also includes VAT, personal income tax withholdings and repayments (employees and professionals) and non-resident income tax withholdings for the period June 2007 to December 2008.

The Supreme Court petition for review concerning the determination of income tax for 2001 was initially denied leave to proceed on purely formal grounds, and, on a prudential basis, the Company booked a provision for EUR 183,000 thousand in case of an unfavorable court ruling for the items in question, largely the export tax credit, within the proceedings in progress in relation to the tax audits. In 2012, given that the Supreme Court petition for review for 2002 was denied leave to proceed, the Company similarly booked an additional provision of EUR 6,700 thousand.

The Company's returns for all central government taxes for fiscal 2009 onwards remain open to examination. Additionally, the Company's returns for all non-central government taxes for the past four fiscal periods remain open to examination. The Company considers that no additional material contingencies would arise from a tax audit of the returns open to examination.

Transactions under the special regime

The disclosures required by article 93 of the Corporate Income Tax Act, enacted by Royal Legislative Decree 4/2004, relating to corporate restructuring transactions under the special regime for mergers and spin-offs of Chapter VIII Title VII of the statute, are included in the notes to the financial statements of the years in which these transactions took place.

9.- INCOME AND EXPENSE

Employees

The detail of "*Employee benefits costs*" in the income statements for 2012 and 2011 is as follows (thousands of euros):

	2012	2011
Employer social security costs	1,287	1,403
Other employee benefit costs	408	390
Total	**1,695**	**1,793**

The average number of employees in 2012 was 117 and 2011 was 128, all of whom had a permanent employment contract. The detail, by gender and professional category, is as follows:

	2012		2011	
	Men	Women	Men	Women
Executives	21	7	27	9
Middle management	17	8	15	7
Qualified line personnel	12	32	12	34
Other	2	18	2	22
Total	52	65	56	72

The number of employees at December 31, 2012 was 97 and at December 31, 2011 was 128, all of whom had a permanent employment contract. The detail, by gender and professional category, is as follows:

	2012		2011	
	Men	Women	Men	Women
Executives	20	6	25	9
Middle management	14	9	18	8
Qualified line personnel	10	24	11	33
Other	2	12	2	22
Total	46	51	56	72

Fees paid to auditors

The fees for financial audit services relating to the 2012 financial statements of the various companies composing the Prisa Group and subsidiaries provided by Deloitte, S.L. and by other entities related to the auditor amounted to EUR 2,345 thousand (2011: EUR 2,441 thousand), of which EUR 438 thousand relate to Prisa (2011: EUR: 482 thousand); this amount includes EUR 255 thousand for the 2012 audit of the consolidated group, in keeping with PCAOB audit procedures. Also, the fees relating to other auditors involved in the 2012 audit of the various Group companies amounted to EUR 339 thousand (2011: EUR 343 thousand).

In addition, the fees for other professional services provided to the various Group companies by the principal auditor and by other entities related to the auditor, and fees paid in this connection to other auditors participating in the audit of the various Group companies are as follows (in thousands of euros):

	2012		2011	
	Principal auditor	Other audit firms	Principal auditor	Other audit firms
Other verification services	277	240	281	-
Tax advisory services	519	257	405	170
Other services	213	284	447	2,802
Other professional services	**1,009**	**781**	**1,133**	**2,972**

Fees for other professional services provided to the Company by the principal auditor and by other entities related to the auditor are as follows:

	Amount (thousands of euros)	
	2012	**2011**
Other verification services	242	250
Tax advisory services	125	90
Other services	12	41
Other professional services	**379**	**381**

10.- PROVISIONS AND CONTINGENCIES

The changes in *"Provisions and contingencies"* in 2012 are as follows (in thousands of euros):

	Balance at 12/31/2011	**Additions**	**Disposals**	**Balance at 12/31/2012**
Provision for taxes-	183,446	11,700	-	195,146
Provisions for third-party liability-	268,642	71,378	(68,721)	271,299
Total cost	**452,088**	**83,078**	**(68,721)**	**466,445**

In 2012, the Company has recognized a provision of EUR 11,700 thousand (*see Note 8*) to cover a probable unfavorable ruling on the taxes in question, principally the export tax credit.

The additions to *"Provision for third-party liability"* relate mainly to increases in provisions established to cover the negative equity of Prisaprint, S.L. and Prisa Digital, S.L at year-end 2012. These provisions were recognized under *"Impairment of financial instruments"* on the 2012 income statement.

11. -SHARE-BASED PAYMENTS

The Extraordinary General Shareholders' Meeting held on November 27, 2010, approved a system of compensation (the "2010-2013 Share/Stock Options Delivery Plan") consisting of the delivery of shares and/or share options of the Company to the directors and managers in the Prisa Group, during the years 2010, 2011, 2012 y 2013.

As part of that remuneration policy, and in accordance with the resolutions adopted by the Board of Directors, the Company directors would receive 40% of their fixed remuneration for belonging to the Board in Company shares. On October 24, 2012, after the reduction of the remuneration, the Board of Directors passed a motion allowing directors to choose whether to receive 40% of their fixed annual remuneration in shares of the Company or cash. Shares would be delivered to directors four times a year, once each quarter.

Prisa has recognized an expense for this item on the income statement for 2012 in the amount of EUR 429 thousand. The number of shares delivered is 670,697 (*see Note 7.4*).

In addition, approval was given for the delivery of shares to certain members of the executive team as part of their variable remuneration, with the corresponding amount having been provisioned in the accompanying income statement.

During 2011 the now Executive Chairman of Prisa has received EUR 5,014 thousands by delivery of shares (1,350,000 shares), according to a reference value of 2.08 euros per share. This extraordinary compensation is linked to the success of the recapitalization of the Company and was communicated to the CNMV at the time of the delivery, being also reported in the financial information of the first half of 2011(*see Note 7.4*).

Additionally, during 2011, 660,728 shares have also been delivered to the Executive Chairman, amounting to EUR 2,560 thousands, at a reference price of 2.17 euros per share, for his commitment to continue at the Company for a period of three years, according to the contract signed with Prisa in October 2010 as part of the restructuring and corporate recapitalization. Out of this total amount, EUR 853 thousands were registered in the accompanying income statement as a personal expense, equivalent to 220,242 shares. In 2012, an expense of EUR 853 thousand was recognized in this connection, equivalent to 220,242 shares (*see Note 15*).

In June 2011, the Nomination and Remuneration Committee approved a multiyear, Long-Term Incentive Scheme, consisting of the delivery of shares of Prisa or of some of its listed subsidiaries, subject to the fulfillment of certain goals. Prisa has recognized an expense on the income statement for 2012 in the amount of EUR 624 thousand.

12.- GUARANTEE COMMITMENTS TO THIRD PARTIES

At December 31, 2012, following the sale of Prisa's total stake in Iberbanda, S.A. to Telefónica de España, S.A.U., Prisa maintained the guarantee solely on certain commitments acquired previously by Iberbanda in the amount of EUR 3,384 thousand.

At December 31, 2012, Prisa had furnished bank guarantees amounting to EUR 39,645 thousand mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis (*see Note 8*).

On June 15, 2011, Prisa furnished a first-call bank guarantee for up to USD 40,000 thousand regarding payment obligations set forth in two contracts signed between DTS Distribuidora de Televisión Digital, S.A. and Cisco Systems Capital Spain, S.L. The contracts consist in a revolving lease, for USD 80,000 thousand, and a credit agreement, for USD 2,350 thousand, and the payment obligations relate to the lease, development and rental of advanced television-signal decoders for Canal+.

To enforce the guarantee, it shall suffice for Cisco Systems Capital Spain, S.L. to inform Prisa that a breach has taken place and to indicate the amount owed, in which event Prisa undertakes to pay the amount requested within 15 calendar days. The maximum amount guaranteed may be claimed either in whole or in part and on one or more occasions and, if the case should arise, the maximum amount will be reduced in accordance with the payments that have been made, and the guarantee on the amount pending shall remain in effect.

The guarantee is irrevocable and it is furnished in a non-specific manner and irrespective of the legal relationship between Cisco Systems Capital Spain, S.L. and DTS Distribuidora de Televisión Digital, S.A.; hence, it shall be payable upon a simple request, when the first written demand is received, with no need to evidence a prior claim or to bring any action against DTS Distribuidora de Televisión Digital, S.A. The guarantee shall remain in force until the complete discharge of the obligations covered by it. The amount guaranteed by Prisa at December 31, 2012 was EUR 20,000 thousand.

The guarantee shall be extended and shall cover any extension or broadening of or amendment to the aforementioned guaranteed contracts, and there shall be no need to notify Prisa of such extensions, broadening or amendments.

Lastly, Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of EUR 12,801 thousand covering part of the obligations that it acquired vis-à-vis the holders of the bonds redeemable into shares that were issued.

The Company's directors consider that the possible effect of the guarantees provided on the accompanying consolidated income statements would in no case be material.

13.- FUTURE COMMITMENTS

By virtue of an agreement entered into with Indra on December 23, 2009, Prisa assumed payment commitments totaling EUR 267,225 thousand with the aforementioned company for the coming seven years. In 2012, the scope of the project changed, affecting the Latin America service, and certain criteria for the invoicing of services were modified, while the straight-line in arrears model was replaced with a consumption-based model. As a result of these changes, the amount of the future commitments initially agreed on has also changed.

The amount corresponding to services rendered in 2010, 2011 and 2012 stood at EUR 77,782 thousand. A breakdown of the estimated future new commitments for the remainder of the contract is given below:

Year	Thousands of euros
2013	30,004
2014	31,068
2015	31,495
2016	31,482
2017	31,567
	155,615

Additionally, from 2013 and until the end of the agreement, the service billing model will be changed. Indra will directly bill each business unit for the expenses associate with the services rendered, and each business unit will undertake the payment of the quantities billed. Prisa will consider the service used like another business unit.

Past-due payments to creditors-

Creditors who are paid after the maximum legal period are national creditors (excluding suppliers of non-current financial assets or finance-lease creditors) with whom contracts have been signed for periods over the maximum 75-day period (85-day period in 2011).

In 2012, trade payables over 75 days past due for the Spanish Group companies amounted to EUR 21,134 thousand. (trade payables at December 31, 2011 over 85 days past due amounted to EUR 32,799 thousand).

The detail of payments made in 2012 is as follows:

	Thousands of euros	%
Past-due more than 75 days	76,315	94
Others	4,613	6
Total payments	**80,928**	100
Weighted Average Number of Days Past-Due (DSO)	**232**	

14. EVENTS AFTER THE REPORTING PERIOD

By virtue of the agreements entered into in 2011, in February 2013, PortQuay West I B.V., company controlled by Miguel Paes do Amaral, has exercised its right to transmit to Vertix, 100% subsidiary of Prisa, the 10% of Grupo Media Capital SGPS, S.A.'s share capital.

15. RELATED PARTY TRANSACTIONS

Transactions with Group companies, associates and related parties

The transactions performed with Group companies, associates and related parties in 2012 and 2011 are as follows:

	Thousands of euros	
	2012	2011
Income		
Services rendered and other	37,882	42,360
Finance income	9,832	6,615
Dividends	177,080	125,671
Total	**224,794**	**174,646**
Expenses		
Outside services	2,070	2,320
Finance costs	8,044	6,943
Total	**10,114**	**9,263**

Income from services rendered corresponds basically to central corporate services.

All the transactions with related parties were carried out on an arm's length basis.

The detail, by company, of the dividend income paid by Group companies in 2011 and 2010 is as follows (thousands of euros):

	2012	2011
Grupo Santillana de Ediciones, S.L.	58,889	59,435
Prisa Televisión, S.A.U.	91,113	-
Vertix, S.G.P.S.	-	29,039
Diario El País, S.L.	-	9,255
Prisa Radio, S.L.	27,078	27,942
Total	**125,671**	**177,080**

Dividend income grow in the 2012 period compared to the previous year and this is explained mainly by the extraordinary dividends out of reserves from previous years paid by Prisa Televisión, S.A.U. amounting to 91,113 thousand euros.

Remuneration and other benefits of directors

In 2012 and 2011 the remuneration earned by the members of the Board was as follows:

	Thousands of euros	
Type of remuneration	**2012**	**2011**
Fixed remuneration	2,447	2,838
Variable remuneration	-	7,011
Attendance fees	445	540
Bylaw-stipulated directors' emoluments	1,785	1,950
Share options and/or other financial instruments	-	-
Other	68	7,732
Total	**4,745**	**20,071**

No credits, advances or loans have been granted to the members of the Board of Directors, and there are no pension obligations to them.

In addition, during 2012 an expense of EUR 853 thousands was registered due to the accrual of the remuneration already paid in 2011 to the current executive president of the Group (*see Note 11*).

Due to current general economic conditions, executive directors Mr. Juan Luis Cebrián, Mr. Manuel Polanco Moreno and Mr. Fernando Abril-Martorell have voluntary agreed with the Company to have only the fixed remuneration stipulated in their contracts for 2012 and not to receive any variable remuneration.

Pursuant to Section 229 of the Corporate Enterprises Act, approved by Legislative Royal Decree 1/2010 dated July 2, following is a detail of the companies with the same, analogous or similar corporate purpose as that of Promotora de Informaciones, S.A. (PRISA) in which directors and

their affiliates, as defined in Section 231 of this Act, have stakes, and of the duties, if any, that they perform therein:

Owner	Company	Percentage of ownership (%)	Functions
Juan Luis Cebrián Echarri	Le Monde Libre	-	Director
Juan Luis Cebrián Echarri	Societé Editrice du Monde	-	Director
Juan Luis Cebrián Echarri	Mediaset España Comunicación, S.A.		Director
Manuel Polanco Moreno	Mediaset España Comunicación, S.A.	-	Deputy chairman
Manuel Polanco Moreno	V-me Media Inc	-	Director
Fernando Abril-Martorell	Telecomunicaciones de Sao Paulo SS-Telesp	-	Director
Nicolás Berggruen	Societé Editrice du Monde	-	Director
Arianna Huffington	AOL, Inc	-	Chairman and Director of "The Huffington Post Media Group"
Jose Luis Leal Maldonado	Punto y Seguido, S.A.	0.05	-
Gregorio Marañón y Bertrán de Lis	Universal Music Spain, S.L.	-	Chairman
Harry Sloan	Zenimax Media Inc	1.91	Director

It is also hereby stated that:

i) a daughter of Director Mr. Juan Luis Cebrián is Director of the Spanish TV Film Area of Corporación RTVE (Radio Televisión Española);
ii) a son of Director Mr. Alain Minc's is the Editor of *"Paris Match", "Journal du Dimanche" and "Version Femina"* (a magazine edited by the *Lagardère Group*), and
iii) Director Mr. Nicolas Berggruen owns 45% of the share capital of LeYa, the holding company of the editorial group composed of Brazilian, Portuguese, and African editors, through his company Berggruen Holding LTD.

This list does not include Prisa Group companies. However, it is hereby stated that the following directors of Promotora de Informaciones, S.A. are part of the managing body of certain Prisa Group companies, as disclosed in the Company's Annual Corporate Governance Report: Juan Luis Cebrián Echarri, Fernando Abril-Martorell, Matías Cortés Dominguez, Manuel Polanco Moreno, Arianna Huffington and Gregorio Marañón and Bertrán de Lis.

Also, in accordance with Section 230 of the above-mentioned Law, it is hereby stated that there is no record that any of the Board members have been engaged in 2012, or are currently engaged, for their own account or the account of others, in a business that is the same as or analogous or supplementary to the business constituting the corporate purpose of Promotora de Informaciones, S.A.

Remuneration of senior executives-

The total remuneration earned by the senior executives of Promotora de Informaciones, S.A. in 2012 and of the Group companies other than it amounted to EUR 5,819 thousand (EUR 6,784 thousand in 2011), which will be paid at short term.

At December 31, 2012, remuneration of senior executives of the Prisa Group is the one accrued by those persons who are members of the Business Management Committee and the Corporate Committee who are not executive directors, in addition to the internal audit director of Promotora de Informaciones, S.A. Durind 2012 these senior executives were: Javier Lázaro, Fernando Martínez Albacete, Miguel Ángel Cayuela Sebastián, Iñigo Dago Elorza, Pedro García Guillén, Kamal M. Bherwani, Andrés Cardo Soria, Bárbara Manrique de Lara, Jose Luis Sainz, Oscar Gómez y Virginia Fernández Iribarnegaray.

In addition, this remuneration includes for 2012 the amount corresponding to Ignacio Santillana del Barrio, Augusto Delkáder Tubio Teig and Javier Pons, until September, under General Manager of Prisa, Chairman of Prisa Radio and Chief Executive Officer of Prisa Radio, respectively. As of September, 2012 an internal reorganization was undertaken and lead to a change of senior executives.

16.- EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

DIRECT HOLDINGS

GROUP COMPANIES									
			12/31/12 (In thousands of euros)						
INVESTEE	REGISTERED OFFICE	LINE OF BUSINESS	CARRYING AMOUNT	% OF OWNERSHIP	SHARE CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	TAX GROUP (**)
Diario El País México, S.A de C.V. (*)	Avenida Universidad 767. Colonia del Valle. México D.F. México	Operation of El País newspaper in Mexico	5	7.44%		(3,243)		(990)	
Grupo Santillana de Ediciones, S.L.	Av. de los Artesanos, 6 Tres Cantos. MADRID	Publishing	65,826	75.00%	12,018	(72,049)	(43,889)	50,976	2/91
Prisa Brand Solutions, S.L.U.	Gran Vía, 32. Madrid	Contracting of advertising exclusives	9,816	100.00%	150	10,147		(619)	2/91
Prisa División Inmobiliaria, S.L. (*)	Gran Vía, 32 - Madrid	Lease of commercial and industrial premises	67,547	100.00%	9,000	61,227		(2,679)	2/91
Prisa División Internacional, S.L. (*)	Gran Vía, 32 - Madrid	Holdings in foreign companies	158,982	99.99%	10,000	147,130		1,852	2/91
Prisa Finance (Netherlands) BV	Gran Vía, 32 - Madrid	Holdings in and financing of companies	14	100.00%	18	(4)		0	
Prisa Digital, S.L. (*)	Gran Vía, 32 - Madrid	Internet services	(14,939)	100.00%	1,918	(7,004)		(16,487)	2/91
Prisaprint, S.L. (*)	Gran Vía, 32 - Madrid	Management of printing companies	(209,733)	99.99%	3	(160)		(52)	2/91
Promotora de Emisoras, S.L	Gran Vía, 32 - Madrid	Radio broadcasting services	(19,895)	100.00%	2,500	(20,908)		(791)	2/91
Promotora de Emisoras de Televisión, S.L. (*)	Gran Vía, 32 - Madrid	Operation of television channels	(7,190)	25.00%	19,061	(45,348)		(1,110)	2/91
Prisa Gestión de Servicios	Gran Vía, 32. Madrid	Management and development of administrative, financial, personnel, resource selection services	3	100.00%					2/91
Prisa Noticias, S.L.	Gran Vía, 32. Madrid	Holding company	96,126	100.00%		(116)		(8,625)	2/91
Prisa Radio, S.L.	Gran Vía, 32 - Madrid	Services to radio broadcasting companies	109,929	73.49%	2,036	196,752		19,673	
Prisa Televisión, S.A.U. (Anteriormente, Sogecable, S.A.U.)	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Operation of television activities	2,783,867	100.00%	1,105,607	183,042		33,646	2/91
Promotora de Actividades América, 2010, S.L. (*)	Gran Vía, 32 - Madrid	Production and organization of activities marking the bicentenary of American independence	(1,418)	100.00%	10	0		1,428	2/91
Promotora de Actividades Audiovisuales de Colombia, Ltda. (*)	Calle 80, 10 23 . Bogotá. Colombia	Production and distribution of audiovisual content	4	1.00%	420	(351)		0	
Liberty Acquisition Holdings Virginia Inc	Gran Vía, 32. Madrid	Holding company	649,540	100.00%					
Vertix, SGPS, S.A	Rua de las Amoreiras, 107. Lisboa. Portugal	Holding company	367,880	100.00%	375,041	(55,467)		7,980	
V-Me Media Inc.	450 West 33rd Street, 11th Floor. New York, NY 10001 . EE.UU.	Television broadcasting services	0	7.59%	57,607	(53,432)		(6,940)	
Total			**4,056,364**						

(*) 100% total ownership

(**) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/12 (In thousands of euros) PERCENTAGE OF OWNERSHIP	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
PRISA TELEVISIÓN						
Audiovisual Sport, S.L.	Calle Diagonal, 477. Barcelona	Management and distribution of audiovisual rights	80.00%	2/91	6,220	44,838
Centro de Asistencia Telefónica, S.A.	Campezo,1. Madrid	Provision of services	55.78%	136/11	3,077	3,682
Compañía Independiente de Televisión, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management and explotation of audiovisual rights	55.97%	136/11	601	54,261
Cinemanía, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of thematic television channels	55.97%	136/11	601	9,331
DTS, Distribuidora de Televisión Digital, S.A.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Television services	56.00%		126,286	911,359
Vía Atención Comunicación, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Provision of digital TV services	56.00%	136/11	12	11
Agencia de Televisión Latino-Americana de Servicios y Noticias País Vasco, S.A.U.	Ribera de Elorrieta. Pab. 7-9. Vizcaya	News agency and producer of broadcast news	17.34%		N/D	N/D
Atlas Media, S.A.U.	Sant Just Desvern. Calle Bullidor, s/n.		17.34%		N/D	N/D
Bigbang Media, S.L.	Calle Almagro. 3. 28010. Madrid	Production, distribution and exploitation of audiovisual rights; exploitation of industrial and intelectual property rights. Management and financial intermediation of audiovisual companies	5.20%		200	2,439
Canal Club de Distribución de Ocio y Cultura, S.A.	Calle Hermosilla, 112. Madrid	Catalogue sales	25.00%		3,907	4,808
Canal Factoría de Ficción, S.A.U.	Carretera de Fuencarral a Alcobendas. Km 12, 450. 28049. Madrid	Exploitation and distribution of audiovisual products	17.34%		N/D	N/D
Conecta 5 Telecinco, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of audiovisual content on the internet	17.34%		62	(389)
Edam Acquisition Holding I Cooperative, E.A.	Flevolaan 41 a 1411 KC Naarden Ámsterdam	Channelling of the investment in Endemol N.V., a company engaging in the creation, production and exploitation of content for television and other audiovisual platforms	4.29%		N/D	N/D
Mediaset España Comunicación, S.A.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Indirect management of public service television	17.34%		203,431	1,529,619
Grupo Editorial Tele 5, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of rights: production and distribution of publications	17.34%		120	3,685
La Fábrica de la Tele, S.L.	Calle Ángel Gavinet. 18. 28007. Madrid	Creation, development, production and commercial exploitation of audiovisual content	5.20%		13	11,867
Mediacinco Cartera, S.L.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Intermediation and financial management	13.00%		50	54,095
Mi Cartera Media, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Multimedia exploitation of economic and financial formats and content	17.34%		N/D	N/D
Pegaso Televisión Inc. (EE.UU.)	Brickell Avenue. 1401. Suite 3311. Miami, Florida. EE.UU.	Television stations and production of television content	7.63%			
Premiere Megaplex, S.A.	Calle Enrique Jardiel Poncela. 4 . 28016. Madrid	Operation of cinemas (film and video distribution)	8.67%		131	782
Producciones Mandarina, S.L.	Calle María Tobau. 3. 28050. Madrid	Creation, development, production and commercial exploitation of audiovisual content	5.20%		5	4,673
Promotora Audiovisual de Colombia PACSA, S.A.	Calle 70. Nº 4-60. 11001. Bogotá. Colombia	Audiovisual and communication activities	55.00%		N/D	N/D
Publiespaña, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exclusive advertising concessionaire of Telecinco	17.34%		601	47,766
Publimedia Gestión, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Implementation and execution of advertising projects	17.34%		61	3,453
Sogecable Editorial, S.L.U.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management of intellectual property rights	17.34%		3	438
Sogecable Media, S.L.U.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Sale of advertising space	17.34%		3	(1,382)
Telecinco Cinema, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Television broadcasting services and intermediation in the markets for audiovisual rights	17.34%		160	(25,477)

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

(*) Consolidated tax group DTS Distribuidora de Televisión Digital , S.A.: 136/11

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/12 (In thousands of euros)			
			PERCENTAGE OF	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
TELEVISIONES LOCALES						
Axarquia Visión, S.A.U.	Paseo de Reding, 7. Málaga	Provision of local television services	87.24%	2/91	60	(770)
Canal 4 Navarra, S.L.U.	Avenida Sancho el Fuerte, 18. Pamplona	Production and broadcasting of videos and TV programmes	100.00%	2/91	2,809	(4,662)
Canal 4 Navarra Digital, S.A.U.	Polígono Industrial Cordovilla. Navarra	Provision of local television services	100.00%	2/91	2,000	2,031
Collserola Audiovisual, S.L. (En liquidación)	Plaza Narcis Oller. Nº 6 1º. 1ª. 08006. Barcelona	Provision of local television services	94.37%	2/91	85	(12,852)
Málaga Altavisión, S.A.	Paseo de Reding, 7. Málaga	Production and broadcasting of videos and TV programmes	87.24%	2/91	3,465	(2,882)
Marbella Digital Televisión, S.A.U.	Paseo de Reding, 7. Málaga	Provision of local television services	87.24%	2/91	174	(3,142)
Productora Asturiana de Televisión, S.A.	Asturias, 19. Oviedo	Provision of local television services	59.99%		1,112	(1,392)
Productora Audiovisual de Badajoz, S.A.	Ramón Albarrán, 2. Badajoz	Provision of local television services	61.45%		498	(1,596)
Productora Extremeña de Televisión, S.A.	J. M. R. "Azorín". Edificio Zeus. Polígono La Corchera. Mérida. Badajoz	Provision of local television services	66.00%		1,202	714
Promoción de Actividades Audiovisuales en Canarias, S.A.U.	Avenida Anaga, 35. Santa Cruz de Tenerife	TV communication activities in the Canary Islands	100.00%	2/91	60	71
Telecomunicaciones Antequera, S.A.U.	Aguardenteros, 15. Antequera. Málaga	Provision of local television services	87.24%	2/91	822	(1,128)
TV Local Eivissa, S.L.U.	Avenida San Jordi s/n. Edificio Residencial. Ibiza	Provision of television services	100.00%	2/91	90	234
Riotedisa, S.A.	Avenida de Portugal, 12. Logroño	Audiovisual productions for TV	49.00%		1,203	(393)

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/12 (In thousands of euros)			
			PERCENTAGE OF OWNERSHIP	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
MEDIA CAPITAL						
Argumentos para Audiovisual, Lda. (CASA DA CRIAÇAO)	Avenida Liberdade. Nº 144/156 - 6º Dto. 1250-146. Lisboa. Portugal	Creation, development, translation and adaptation of texts and ideas for television programmes, films, entertainment, advertising and theatre	84.69%		20	138
Editora Multimédia, S.A. (MULTIMÉDIA)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, multimedia production, distribution, consultancy, sales (mail order, telephone and other) of goods and services as well as the acquisition, supply, preparation and dissemination of journalism by any means	84.69%		55	(1,902)
Emissoes de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting	84.69%		110	(2,617)
Empresa de Meios Audiovisuais, Lda. (EMAV)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Purchase, sale and rental of audiovisual media (cameras, videos, special filming and lighting equipment, cranes, rails, etc.)	84.69%		50	1,288
Empresa Portuguesa de Cenários, Lda. (EPC)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Design, construction and installation of decorating accessories	84.69%		50	89
Grupo Media Capital, SGPS, S. A.	Rua Mário Castlhano nº 40. Queluz de Baixo. Portugal	Holdings	84.69%		89,584	80,914
Media Capital Música e Entretenimento, S.A (MCME)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, graphic arts and the reproduction of recorded media: magazines, audio publication, video reproduction and the provision of services related to music, the radio, television, film, theatre and literary magazines	84.69%		3,050	249
Media Capital Produçoes, S.A. (MCP)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Design, development, production, promotion, sale, acquisition, exploitation rights, recording, distribution and dissemination of audiovisual media	84.69%		45,050	28,310
Media Capital Produçoes - Investimentos, SGPS, S.A.	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Holdings	84.69%		94,950	87,588
Media Capital Rádios, S.A (MCR II)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Provision of services in the areas of accounting and financial consultancy; performance of radio broadcasting activities in the areas of the production and transmission of radio programmes	84.69%		192	(15,945)
Media Global, SGPS, S.A. (MEGLO)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Holdings	84.69%		37,098	63,104
Multimedia, S.A. (CLMC)	Rua de Santo Amaro à Estrela. Nº 17 A. 1249-028. Lisboa. Portugal	Distribution of film activities, video, radio, television, audiovisual and multimedia	84.69%		100	(10,227)
Plural Entertainment Canarias, S.L.	Dársena Pesquera. Edificio Plató del Atlántico. San Andrés 38180. Santa Cruz de Tenerife	Production and distribution of audiovisual content	84.69%	2/91	75	80
Plural Entertainment España, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	84.69%	2/91	6,000	34,565
Plural Entertainment Inc.	1680 Michigan Avenue. Suite 730. Miami Beach. EE.UU.	Production and distribution of audiovisual content	84.69%		109	(1,976)
Plural Entertainment Portugal, S.A.	R. José Falcao. 57 - 3º Dt. 1000-184. Lisboa. Portugal	Production of video and film, organisation of shows, rental of sound and lighting, advertising, sales and representation of registered videos	84.69%		36,650	44,308
Produçao de Eventos, Lda. (MEDIA CAPITAL ENTERTAINMENT)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, graphic art and reproduction of recorded media: magazines, audio publication, video reproduction; and provision of services related to music, radio, television, film, theatre and literary magazines	84.69%		5	(58)

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/12 (In thousands of euros) PERCENTAGE OF OWNERSHIP	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
MEDIA CAPITAL						
Producciones Audiovisuales, S.A. (NBP IBÉRICA)	Almagro 13. 1º Izquierda. 28010. Madrid	Inactive	84.69%		60	21
Produçoes Audiovisuais, S.A. (RADIO CIDADE)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting, production of audio or video advertising spots. Advertising, production and recording of discs. Development and production of radio programmes	84.69%		100	(1,331)
Projectos de Media e Publicidade Unipessoal, Lda. (PUPLIPARTNER)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Design, preparation and performance of advertising projects (advisory services, promotion, supply, marketing and the distribution of media goods and services)	84.69%		5	(87)
Radio Comercial, S.A. (COMERCIAL)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting in the areas of programme production and transmission	84.69%		2,255	924
Rádio Litoral Centro, Empresa de Radiodifusao, Lda.	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra. Portugal	Radio broadcasting in the areas of programme production and transmission	84.69%		5	85
Rádio Nacional - Emissoes de Radiodifusao, Unipessoal Lda.	Rua Capitao Tenente Oliveira e Carmo. 10-3. Quita Da Lomba. Barreiro.	Radio broadcasting in the areas of programme production and transmission	84.69%		50	56
Radiodifusao, Lda. (FLOR DO ÉTER)	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra. Portugal	Production, realization and commercialization of cultural programmes sports and news by radio and audiovisual promotion of exhibitions and cultural conferences and artistic	84.69%		5	35
Comunicações Sonoras, Unipessoal, LTDA. (DRUMS)	Rua Tenente Valadim, nº 181, Porto. Portugal	Radio broadcasting in the areas of programme production and transmission	84.69%		60	69
Rádio Voz de Alcanena, Lda. (RVA)	Praceta Pedro Escuro, 10 , 4º dt. Santarém. Portugal	Radio broadcasting in the areas of programme production and transmission	84.69%		5	(8)
RADIO XXI, Lda. (XXI)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting in the areas of programme production and transmission	84.69%		5	(282)
Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITAL SERVIÇOS)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Advisory services, guidance services and operational assistance to public relations companies and organisations	84.69%		100	851
Serviços de Internet, S.A. (IOL NEGÓCIOS)	Rua Tenente Valadim. Nº 181. 4100-479. Porto. Portugal	Services, publication and sale of electronic goods and services	84.69%		100	511
Sociedade de Produçao e Ediçao Audiovisual, Lda. (FAROL MÚSICA)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Production of multimedia, audiovisual and phonogram storage media	84.69%		5	(1,300)
Televisao Independente, S.A. (TVI)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Performance of any TV-related activity such as the installation, management and operation of any TV channel or infrastructure	84.69%		65,810	107,314
Tesela Producciones Cinematográficas, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	84.69%	2/91	1,034	6,781
Plural - Jempsa, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	42.35%		700	303
Plural Entertainment Brasil Produçao de Vídeo, Ltda.	Rua Padre Adelino. Nº 758, 3º andar, Quarta Parada. CEP 03303-904.	Inactive	41.50%		74	(351)
Productora Canaria de Programas, S.A.	Enrique Wolfson, 17. Santa Cruz de Tenerife	Development of a promotional TV channel for the Canary Islands	33.88%		601	1,365
Sociedad Canaria de Televisión Regional, S.A.	Avenida de Madrid s/n. Santa Cruz de Tenerife	Audiovisual productions for TV	33.88%		1,510	1,902
Chip Audiovisual, S.A.	Coso, 100 . Planta 3ª puerta 4-50001. Zaragoza	Audiovisual productions for TV	6.35%		600	1,362
Factoría Plural, S.L.	Calle Biarritz, 2. 50017 Zaragoza	Production and distribution of audiovisual content	12.70%		175	1,515

(*) Grupo de consolidación fiscal Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/12 (In thousands of euros) PERCENTAGE OF	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
PRISA EDUCACIÓN						
Aguilar A.T.A., S.A. de Ediciones	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	75.00%		1,692	5,164
Aguilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	75.00%		935	5,650
Avalia Qualidade Educacional Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brasil	Publishing	71.95%		596	626
Distribuidora Digital de Libros, S.A.	Calle Vía Augusta, 48-50. Planta 2, Puerta 5. 08006. Barcelona	Services for marketing of digital content	20.00%			
Distribuidora y Editora Aguilar A.T.A, S.A.	Edificio Punto 99, Carrera 11ª N°98-50 Oficina 501. Bogotá. Colombia	Publishing	75.00%		359	1,037
Distribuidora y Editora Richmond, S.A.	Edificio Punto 99, Carrera 11ª N°98-50 Oficina 501. Bogotá. Colombia	Publishing	75.00%		302	353
DLD Editora e Distibuidora de Livros Digitais, S.A. (Brasil)	Rua Voluntários da Pátria. 45. Sala 1001. Botafogo. Río de Janeiro. 22270-000. Brasil	Distribution of books and literary content in digital format for electronic devices connected to internet	11.41%		822	16
Ediciones Grazalema, S.L.	Rafael Beca Mateos, 3. Sevilla	Publishing	75.00%	2/91	60	125
Ediciones Santillana Inc.	1506 Roosevelt Avenue. Guaynabo. Puerto Rico	Publishing	75.00%		1,065	6,698
Ediciones Santillana, S.A. (Argentina)	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	75.00%		5,316	5,089
Ediciones Santillana, S.A. (Uruguay)	Juan Manuel Blanes 1132 Montevideo Uruguay	Publishing	75.00%		147	1,560
Edicions Obradoiro, S.L.	Ruela de Entrecercos. 2 2º B. 15705. Santiago de Compostela	Publishing	75.00%	2/91	60	72
Edicions Voramar, S.A.	Valencia, 44. 46210. Pincaya. Valencia	Publishing	75.00%	2/91	60	88
Editora Altea, Ltda.	Rua Urbano Santos. 755. Sala 4. Bairro Cumbica. Cidade de Guarulhos. Sao Paulo. Brasil	Publishing	75.00%		37	119
Editora Fontanar, Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Municipio do Rio de Janeiro. Brasil	Publishing	57.00%		4	21
Editora Moderna Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brasil	Publishing	75.00%		21,915	21,914
Editora Objetiva Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Municipio do Rio de Janeiro. Brasil	Publishing	57.00%		1,550	5,829
Editorial Nuevo México, S.A. de C.V.	Avenida Río Mixcoac 274 Col Acacias. México DF. México	Publishing	75.00%		97	(460)
Editorial Santillana, S.A. (Colombia)	Edificio Punto 99, Carrera 11ª N°98-50 Oficina 501. Bogotá. Colombia	Publishing	75.00%		1,676	10,619
Editorial Santillana, S.A. (Guatemala)	26 Avenida 2-20 zona 14 . Guatemala - Guatemala	Publishing	75.00%		72	3,098
Editorial Santillana, S.A. (Honduras)	Colonia Lomas de Tepeyac. Casa No. 1626, contiguo al Autobanco Cuscatlan. Boulevard Juan Pablo II.	Publishing	75.00%		20	1,892
Editorial Santillana, S.A. (Rep. Dominicana)	Juan Sánchez Ramírez, 9. Gazcue. Santo Domingo. República Dominicana	Publishing	75.00%		118	7,604
Editorial Santillana, S.A. (Venezuela)	Avenida Rómulo Gallegos. Edificio Zulia 1º. Caracas. Venezuela	Publishing	75.00%		5,024	20,257
Editorial Santillana, S.A. de C.V. (México)	Avenida Río Mixcoac 274 Col Acacias. México DF. México	Publishing	75.00%		24,019	20,506
Editorial Santillana, S.A. de C.V. (El Salvador)	Siemens, 48 Zona Industrial Santa Elena. La Libertad. El Salvador	Publishing	75.00%		18	4,282
Grup Promotor D'Ensenyement i Difussió en Catalá, S.L.	Frederic Mompou, 11. V. Olímpica. Barcelona	Publishing	75.00%	2/91	60	76
Historia para Todos, S.A. de C.V.	Avenida Río Mixcoac 274 Col Acacias. México DF. México	Worldwide publishing in any language (mainly Spanish), of works preferably related to the history of Mexico and its main figures, particularly the Centenary of the Mexican Revolution and the Bicentenary of Independence, in any format or medium	37.50%		1,728	586
Inevery DPS, S.L.	Av. de los Artesanos, 6 Tres Cantos. MADRID	Editorial, cultural, educational, leisure and entertainment services; and development and commercialization of educational content.	75.00%	2/91	250	1,535
Instituto Universitario de Posgrado, S.A.	Av. de los Artesanos, 6 Tres Cantos. MADRID	Complementary educational services	46.07%		157	(1,824)
Ítaca, S.L.	Av. de los Artesanos, 6 Tres Cantos. MADRID	Book distribution	75.00%	2/91	408	778
Lanza, S.A. de C.V.	Avenida Río Mixcoac 274 Col Acacias. México DF. México	Creation, development and management of companies	75.00%		13,038	17,729
Richmond Educação, Ltda.	Rua Padre Adelino, 758. Sala 3- Sao Paulo. Brasil	Publishing	75.00%		37	3,925
Richmond Publishing, S.A. de C.V.	Avenida Río Mixcoac 274 Col Acacias. México DF. México	Publishing	75.00%		4	3,941
Salamandra Editorial, Ltda.	Rua Urbano Santos 755, Sala 2- Sao Paulo. Brasil	Publishing	75.00%		37	258
Santillana Canarias, S.L.	Urbanización El Mayorazgo. Parcela 14, 2-7B. Santa Cruz de Tenerife	Publishing	75.00%	2/91	60	58
Santillana de Ediciones, S.A. (Bolivia)	Calle 13, N° 8078. Zona de Calacoto. La Paz. Bolivia	Publishing	75.00%		274	1,480
Santillana del Pacífico, S.A. de Ediciones.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	75.00%		488	5,683
Santillana Ediciones Generales, S.A. de C.V.	Avenida Río Mixcoac 274 Col Acacias. México DF. México	Publishing	75.00%		948	11,891
Santillana Ediciones Generales, S.L.	Av. de los Artesanos, 6 Tres Cantos. MADRID	Publishing	75.00%	2/91	2,276	14,533
Santillana Editores, S.A.	Estrada da Outurela 118, 2795. Carnaxide Linda a Velha. Portugal	Publishing	75.00%		1,250	1,817
Santillana Educación, S.L.	Av. de los Artesanos, 6 Tres Cantos. MADRID	Publishing	75.00%	2/91	7,747	131,438
Santillana Formación, S.L.	Av. de los Artesanos, 6 Tres Cantos. MADRID	Complementary educational services	75.00%	2/91	1,000	(367)
Santillana Infantil y Juvenil, S.L.	Av. De los artesanos, 6 Tres Cantos. Madrid.	Publishing	75.00%	2/91	65	40
Santillana Sistemas Educativos, Ltda. (Colombia)	Edificio Punto 99, Carrera 11ª N°98-50 Oficina 501. Bogotá	Consultancy services for the obtainment of quality certification by schools	75.00%		649	(723)
Santillana Sistemas Educativos, S.L.	Av. de los Artesanos, 6 Tres Cantos. MADRID	Publishing	75.00%	2/91	160	146
Santillana USA Publishing Co. Inc.	2023 NW 84th Avenue. Doral. Florida. EE.UU.	Publishing	75.00%		56,934	1,103
Santillana, S.A. (Costa Rica)	La Uruca. 200 m Oeste de Aviación Civil. San José. Costa Rica	Publishing	75.00%		465	2,475
Santillana, S.A. (Ecuador)	Avenida Eloy Alfaro. N33-347 y 6 de Diciembre. Quito. Ecuador	Publishing	75.00%		1,022	2,304
Santillana, S.A. (Paraguay)	Avenida Venezuela. 276. Asunción. Paraguay	Publishing	75.00%		162	1,643
Santillana, S.A. (Perú)	Avenida Primavera 2160. Santiago de Surco. Lima. Perú	Publishing	71.25%		3,275	7,910
Sistemas de Ensino Uno, Ltda.	Rua Padre Adelino n.º 758, Térreo - Fundos, Sala 1- Quarta Parada, CEP 03303-904. Sao Paulo. Brasil	Publishing	75.00%		7,999	2,069
Sistemas Educativos de Enseñanza, S.A. de C.V.	Avenida Río Mixcoac 274 Col Acacias. México DF. México	Publishing	75.00%		5,972	(1,880)
Zubia Editoriala, S.L.	Polígono Lezama Leguizamon. Calle 31. Etxebarri. Vizcaya	Publishing	75.03%	2/91	60	91

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/12 (In thousands of euros)			
			PERCENTAGE OF	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
PRISA NOTICIAS						
Kioskoymás, Sociedad Gestora de la Plataforma Tecnológica, S.L.	Juan Ignacio Luca de Tena, 7. Madrid	Publication and operation of newspapers, magazines in digital format	50.00%		53	(186)
Le monde Libre	17, Place de la Madeleine. París		20.00%		38	30,966
EL PAÍS						
Agrupación de Servicios de Internet y Prensa, S.L.	Valentín Beato, 44. Madrid	Administrative, technological and legal services and the distribution of written and digital media	100.00%	2/91	1,726	1,519
Diario El País, S.L.	Miguel Yuste, 40. Madrid	Publication and operation of El País newspaper	100.00%	2/91	18,000	4,735
Diario El País Argentina, S.A.	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Operation of El País newspaper in Argentina	100.00%		1,780	200
Diario El País Do Brasil Distribuidora de Publicaçoes, LTDA.	Rua Padre Adelino. 758 Belezinho. CEP 03303-904. Sao Paulo. Brasil	Operation of El País newspaper in Brazil	100.00%		1,221	82
Ediciones El País, S.L.	Miguel Yuste, 40. Madrid	Publication, operation and sale of El País newspaper	99.99%	2/91	15,743	3,782
Ediciones El País (Chile) Limitada.	Eliodoro Yáñez 1783, Providencia. Santiago. Chile	Publication, operation and sale of El País newspaper in Chile	99.99%		1,309	59
Pressprint, S.L.U.	Valentín Beato, 44. Madrid	Production, printing, publication and distribution of products format	100.00%	2/91	63,313	42,709
Ediciones Conelpa, S.L.	Paseo de la Castellana. 9-11. Madrid	Publication and operation of magazines in physical and digital	50.00%		3	(2,082)
TRADE PRESS						
Diario As, S.L.	Valentín Beato, 44. Madrid	Publication and operation of As newspaper	75.00%	2/91	1,400	39,669
Espacio Editorial Andaluza Holding, S.L.	Gran Vía, 32. Madrid	Inactive	100.00%	2/91	8,501	17,071
Estructura, Grupo de Estudios Económicos, S.A.	Miguel Yuste, 42. Madrid	Publication and operation of Cinco Días newspaper	100.00%	2/91	60	(2,106)
Grupo Empresarial de Medios Impresos, S.L.	Gran Vía, 32. Madrid	Ownership of shares of publishing companies	100.00%	2/91	990	64,409
Gestión de Medios de Prensa, S.A.	Gran Vía, 32. Madrid	Provision of shared services for regional and local newspapers	52.63%		87	104
Promotora General de Revistas, S.A.	Valentín Beato, 48. Madrid	Publication production and operation of magazines	100.00%	2/91	1,500	2,765

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/12 (In thousands of euros)			
			PERCENTAGE OF	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
DISTRIBUCIÓN						
Aldipren, S.L.	Polígono Campollano. Calle de Distribución. Número 34-38. 02006 Albacete	Storage and distribution of publishing products	32.50%		60	550
Cronodis Logística Integral, S.L.	Calle El Rayo. Parcela 2,4,2. Polígono Industrial La Quinta /R2. 19171. Cabanillas del Campo. Guadalajara	Storage and distribution of publishing products	47.50%	445/11	500	411
Districuen, S.L.	Polígono La Cerrajera. Parcela 36. Cuenca	Storage and distribution of publishing products	32.50%		0	
Distritoledo, S.L.	Polígono Industrial de Toledo II Fase. Calle Arrollo Gadea, 9. 45007. Toledo	Distribution and sale of publishing products	39.75%	445/11	6	(23)
Grupo Cronos Distribución Integral, S.L.	Almanaque Nº 5. Polígono Fin de Semana. 28022. Madrid.	Distribution and sale of publishing products	50.00%		12	835
Redprensa, S.L.U.	Gran Vía, 32. Madrid	Holdings	100.00%	2/91	2,060	6,055
Beralán, S.L.	Igarategi Industrialdea. Nº 58. 20130-Urnieta. Guipúzcoa	Distribution of publishing products	22.25%		218	4,570
Cirpress, S.L.	Polígono Tazaba II. Parcela 31. Logrezana - Carreño. 33438. Asturias	Distribution of publishing products	27.88%		12	2,251
Comercial de Prensa Siglo XXI, S.A.	Calle Confianza, 1. Polígono Industrial Los Olivos. 28065-Getafe. Madrid	Distribution and sale of publishing products	33.66%	198/11	60	(7,305)
Dima Distribución Integral, S.L.	Calle Confianza, 1. Polígono Industrial Los Olivos. 28065. Getafe. Madrid	Distribution of publishing products	33.66%		600	4,609
Distribución de Prensa por Rutas, S.L.	Avenida de la Industria, 22. Nave A. Coslada. Madrid	Distribution of publications	33.66%	198/11	6	(114)
Distribuciones Papiro, S.L.	Polígono Industrial el Montalbo, C/Pasteur 6, parcela 15, Nave 1,2,3 y 4. 37008. Salamanca	Distribution of publishing products	26.35%		37	1,538
Distribuciones Ricardo Rodríguez, S.L.	Polígono Asegra. Calle Córdoba. 18-20. 18210. Peligros. Granada	Distribution of publishing products	20.30%		6	252
Distribuidora Almeriense de Publicaciones, S.L.	Sierra Cabrera, 7. Polígono Industrial La Juaida. 04240, Viator. Almería	Distribution of publishing products	20.30%		264	439
Distribuidora de Publicaciones Boreal, S.L.	Rua Alcalde Ramón Añón. Parcela 16,18,19. 15189-Culleredo. A Coruña	Distribution of publishing products	29.00%		113	8,954
Distribuidora Extremeña de Publicaciones, S.L.	Polígono Industrial El Nevero, C/Nevero quince, nº 30-32. 06006. Badajoz	Distribution of publishing products	20.30%		10	2,112
Distrigalicia, S.L.	Carretera de Catabais Km. 3,300 de Ferrol. A Coruña	Storage and distribution of publishing products	29.00%		37	3,728
Distrimedios, S.L.	Calle de la Agricultura, Parque Empresarial Parcela D10. 11407-Jeréz de la Frontera. Cádiz	Distribution of publishing products	29.00%		100	4,525
Gelesa Gestión Logística, S.L.	Almanaque Nº 5. Polígono Fin de Semana. 28022. Madrid.	Distribution of publications	33.66%	198/11	1,310	(1,594)
Grupo Distribución Editorial Revistas, S.L.	Calle de la Agricultura, Parque Empresarial Parcela D10. 11407-Jeréz de la Frontera. Cádiz	Distribution of publications	24.92%		516	1,137
Logística Ciudad Real, S.L.	Polígono Industrial La Estrella, Calle Herreros Nº 10 de Miguelturra. 13170. Ciudad Real	Distribution of publications and publishing products	20.30%		6	958
Marina BCN Distribucions, S.L.	Calle E. Nº 1 con Esquina Calle 6 (Sector E), Zona Franca. 08040. Barcelona	Distribution of publishing products	30.00%		300	6,752
Nuevo Distrigades, S.L.	Calle Francia, s/n. Polígono Industrial El Trocadero. Puerto Real. Cádiz	Distribution of publications	20.30%		75	758
Trecedis, S.L.	Calle Avenida de Bruselas, 5. Arrollo de la Vega. 28108. Alcobendas. Madrid	Distribution of publications	20.18%		2,811	2,773
Val Disme, S.L.	Calle Dels Argenters 4. P.I. Vara de Quart. 46014. Valencia	Distribution of publishing products	23.75%		714	8,267

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/12 (In thousands of euros) PERCENTAGE OF	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
RADIO IN SPAIN						
Antena 3 de Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	73.06%	194/09	5,052	12,603
Antena 3 de Radio de León, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	72.74%	194/09	135	589
Antena 3 de Radio de Melilla, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	73.06%	194/09	61	671
Avante Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	72.95%	194/09	60	969
Cantabria de Medios, S. A.	Pasaje de Peña. Nº 2. Interior. 39008. Santander	Operation of radio broadcasting stations	73.40%	194/09	60	(34)
Comunicacions Pla, S.L.	Paseo de la Constitución, 21. Zaragoza.Avenida Negrals, 41. Mollerusa. Lleida.	Operation of radio broadcasting stations	32.58%	194/09	66	3,554
Compañía Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	71.30%	194/09	367	86
Corporación Canaria de Información y Radio, S.A.	General Balmes s/n. Las Palmas de Gran Canaria	Operation of radio broadcasting stations	73.49%		60	680
Ediciones LM, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	36.75%	194/09	215	3,110
Frecuencia del Principado, S.A.	Jovellanos 1, Gijón	Operation of radio broadcasting stations	73.49%	194/09	60	195
Gestión de Marcas Audiovisuales, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	73.49%	194/09	70	725
Gran Vía Musical de Ediciones, S.L.	Gran Vía, 32. Madrid	Provision of music services	73.49%	194/09	3,000	4,128
Iniciativas Radiofónicas, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	68.65%		228	452
Iniciativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1. Toledo	Operation of radio broadcasting stations	51.45%	194/09	61	144
La Palma Difusión, S.A.	Almirante Díaz Pimienta, 10. Los Llanos de Aridane. Santa Cruz de Tenerife	Operation of radio broadcasting stations	73.06%	194/09	360	463
Onda Musical, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	73.27%		343	1,575
Ondas Galicia, S.A.	San Pedro de Mezonzo, 3. Santiago de Compostela	Operation of radio broadcasting stations	33.99%	194/09	70	304
Propulsora Montañesa, S. A.	Pasaje de Peña. Nº 2. Interior. 39008. Santander	Operation of radio broadcasting stations	73.40%	194/09	390	1,547
Radio 30, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	61.24%	194/09	60	257
Radio Club Canarias, S.A.	Avenida Anaga, 35. Santa Cruz de Tenerife	Operation of radio broadcasting stations	69.81%	194/09	480	3,335
Radio España de Barcelona, S.A.	Caspe, 6. Barcelona	Operation of radio broadcasting stations	72.99%		364	1,758
Radio Lleida, S.L.	Calle Vila Antonia. Nº 5. Lleida	Operation of radio broadcasting stations	32.58%	194/09	300	694
Radio Murcia, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	61.24%	194/09	120	1,088
Radio Zaragoza, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	64.69%	194/09	183	2,182
Radiodifusora de Navarra, S.A.	Polígono Plazaola. Manzana F - 2ºA. Pamplona	Operation of radio broadcasting stations	73.06%	194/09	66	2,995
Sociedad Española de Radiodifusión, S.L.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	73.49%		6,959	149,218
Sociedad Independiente Comunicación Castilla La Mancha, S.A.	Avenida de la Estación, 5 Bajo. Albacete	Operation of radio broadcasting stations	54.50%		379	1,080
Societat de Comunicacio i Publicidat, S.L.	Parc. de la Mola, 10 Torre Caldea, 6º Escalde. Engordany. Andorra	Operation of radio broadcasting stations	73.49%		30	(1,016)
Sonido e Imagen de Canarias, S.A.	Caldera de Bandama, 5. Arrecife. Lanzarote	Operation of radio broadcasting stations	36.53%		230	694
Talavera Visión, S.L.	Plaza Cervantes 6 4º. Ciudad Real	Operation of radio broadcasting stations	36.75%	194/09	192	220
Teleser, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	58.17%		75	67
Teleradio Pres, S.L.	Avenida de la Estación, 5 Bajo. Albacete	Media management	54.87%	194/09	150	396
Unión Radio Digital, S.A.	Gran Vía, 32. Madrid	Operation of digital radio broadcasting concession	73.32%	194/09	6,010	5,508
Unión Radio Online, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	73.47%	194/09	712	(2,692)
Unión Radio Servicios Corporativos, S.A.	Gran Vía, 32. Madrid	Holdings in radio broadcasting companies	73.49%		11,281	12,968
Valdepeñas Comunicación, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	36.75%		60	(159)
Radio Jaén, S.L.	Obispo Aguilar, 1. Jaén	Operation of radio broadcasting stations	26.45%		563	1,128
Unión Radio del Pirineu, S.A.	Carrer Prat del Creu, 32. Andorra	Operation of radio broadcasting stations	24.25%		249	365
INTERNATIONAL RADIO						
Abril, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	73.49%		1,001	1,922
Aurora, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	73.49%		483	2,353
Blaya y Vega, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	73.49%		2,302	20,649
Caracol, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	56.62%		11	58,819
Caracol Broadcasting Inc.	2100 Coral Way - Miami 33145 - Florida, EE.UU.	Operation of radio broadcasting stations	73.48%		215	3,250
Caracol Estéreo, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	56.61%		3	188
CHR, Cadena Hispanoamericana de Radio, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	56.61%		353	1,874
Comercializadora Iberoamericana Radio Chile, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Prodution and sale of CD's, advertising, promotions and events	73.49%		24,880	22,038
Compañía de Comunicaciones C.C.C. Ltda.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	56.59%		25	2,211
Compañía de Radios, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services	73.49%		348	2,967

(*) Consolidated tax group Prisa Radio, S.L.: 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/12 (In thousands of euros) PERCENTAGE OF	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
INTERNATIONAL RADIO						
Comunicaciones del Pacifico, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Operation and management of TV channels and radio stations	73.49%		535	847
Comunicaciones Santiago, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Operation and management of TV channels and radio stations	73.49%		533	481
Consorcio Radial de Panamá, S.A	Urbanización Obarrio, Calle 54 Edificio Caracol. Panamá	Advisory services and commercialisation of services and products	73.48%		8	65
Corporación Argentina de Radiodifusión, S.A.	Beazley 3860. Buenos Aires. Argentina	Operation of radio broadcasting stations	73.51%		9,986	2,183
Ecos de la Montaña Cadena Radial Andina, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	56.44%		0	525
Emisora Mil Veinte, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	55.65%		0	304
Fast Net Comunicaciones, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	73.49%		3	(3,221)
GLR Broadcasting, LLC	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami.	Operation of radio broadcasting stations	73.48%		1	4,297
GLR Chile, Ltda.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	73.49%		83,547	117,523
GLR Colombia, Ltda.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Provision of services to radio broadcasting companies	73.75%		263	307
GLR Midi France, S.A.R.L.	Immeuble Le Periscope, 83-87 Av. d´Italie. Paris. Francia	Radio broadcasting	57.39%		40	35
GLR Networks, LLC	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. EE.UU.	Provision of services to radio broadcasting companies	73.48%		3,676	(345)
GLR Services Inc.	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. EE.UU.	Provision of services to radio broadcasting companies	73.48%		4	16,161
GLR Southern California, LLC	3500 Olive Avenue Suite 250 Burbank, CA 91505. EE.UU.	Provision of services to radio broadcasting companies	73.48%		0	6,102
Iberoamericana Radio Chile, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	73.49%		31,927	47,429
Iberoamerican Radio Holding Chile, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	73.49%		4,245	(6,226)
La Voz de Colombia	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	55.59%		1	503
LS4 Radio Continental, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	73.50%		7,682	569
Promotora de Publicidad Radial, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	56.61%		0	0.48
Publicitaria y Difusora del Norte Ltda.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Radio broadcasting	73.49%		1,075	1,454
Radiodifusion Iberoamerican Chile S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Holding	73.49%		14,024	29,313
Radio Estéreo, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	73.50%		163	(22)
Radio Mercadeo, Ltda.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	53.06%		298	556
Sociedad Radiodifusora del Norte, Ltda.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	73.49%		308	(887)
Sociedad de Radiodifusión El Litoral, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Rental of equipment and advertising sales	73.49%		8	3,846
W3 Comm Inmobiliaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FR	Real estate development services	73.49%		2,348	2,396
Cadena Radiodifusora Mexicana, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	36.74%		1,457	7,115
GLR Costa Rica, S.A.	Llorente de Tibás. Edifico La Nación. San José. Costa Rica	Operation of radio broadcasting stations	36.74%		1,020	1,047
Radio Comerciales, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	36.74%		815	777
Radio Melodía, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	36.37%		29	254
Radio Tapatía, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	36.37%		100	382
Radiotelevisora de Mexicali, S.A. de C.V.	Avenida Reforma 1270. Mexicali Baja California. México	Operation of radio broadcasting stations	36.74%		3,767	2,933
Servicios Radiópolis, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	36.74%		3	(1,204)
Servicios Xezz, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	36.37%		3	12
Sistema Radiópolis, S.A. de C.V.	Avenida Vasco de Quiroga 2000. México D.F. México	Operation of radio broadcasting stations	36.75%		12,376	29,835
Xezz, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	36.74%		50	78
El Dorado Broadcasting Corporation	2100 Coral Way. Miami. Florida. EE.UU.	Development of the Latin radio market in the US	18.37%		196	(1,303)
Green Emerald Business Inc.	Calle 54. Obarrio Nº 4. Ciudad de Panamá. Panamá	Development of the Latin radio market in Panama	25.68%		3,986	(2,233)
WSUA Broadcasting Corporation	2100 Coral Way. Miami. Florida. EE.UU.	Radio broadcasting	18.37%		587	(4,258)
W3 Comm Concesionaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FR	Advisory services on business administration and organisation	73.11%		6	(864)
MUSIC						
Compañía Discográfica Muxxic Records, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	73.49%	194/09	750	(1,734)
Gran Vía Musical, S.A.S.	Calle 67. Nº 7 - 37. Piso 7º. Bogotá. Colombia.	Provision of music services	73.49%		3,000	4,128
Lirics and Music, S.L.	Gran Vía, 32. Madrid	Music publishing	73.49%	194/09	12	1,133
Merchandising On Stage, S.L.	Ulises, 49. 28043. Madrid	Production and/or import of textile articles, jewellery, graphic materials, phonographic and	51.44%		3	(386)
Nova Ediciones Musicales, S.A.	Gran Vía, 32. Madrid	Music publishing	73.49%	194/09	600	2,381
Planet Events, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	51.44%		120	(246)
RLM, S.A.	Puerto de Santa María, 65. 28043. Madrid	Production and organisation of shows and events	51.44%		60	352
RLM Colombia, S.A.S.	Calle 67. Nº 7 - 37. Piso 7º. Bogotá. Colombia.	Production and organisation of shows and events	51.44%		34	(12)
Sogecable Música, S.L.	Gran Vía, 32. Madrid	Creation, broadcasting, distribution and operation of thematic television channels	73.49%	194/09	1,202	836
My Major Company Spain, S.L.	Gran Vía, 32. Madrid	Music publishing	36.75%		8	59

(*) Consolidated tax group Prisa Radio, S.L.: 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX II

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	12/31/12 (In thousands of euros)			
			PERCENTAGE OF OWNERSHIP	TAX GROUP (*)	SHARE CAPITAL	SHAREHOLDERS' EQUITY
DIGITAL						
Infotecnia 11824, S.L.	Ronda de Poniente 7. Tres Cantos. Madrid	Provision of telecommunication services	60.00%		40	175
Meristation Magazine, S.L.	Almogavers 12. Llagostera. Girona	Provision of documentation services	100.00%	2/91	6	47
Prisa Digital Inc.	2100 Coral Way. Suite 200. Miami. Florida. 33145. EE.UU.	Provision of internet services	100.00%		4,513	(2,503)
PRINTING						
Bidasoa Press, S.L.	Calle Malilla Nº 134. 46026. Valencia	Printing of publishing products	100.00%	225/04	2,047	(7,457)
Dédalo Grupo Gráfico, S.L.	Carretera de Pinto a Fuenlabrada, Km. 20,8. Madrid	Printing of publishing products	100.00%		185,878	(100,382)
Distribuciones Aliadas, S.A.	Polígono Industrial La Isla. Parcela 53. 41700 Dos Hermanas. Sevilla	Printing of publishing products	100.00%	225/04	2,100	8,710
Norprensa, S.A.	Parque Empresarial IN-F. Calle Costureiras. s/n 27003. Lugo	Printing of publishing products	100.00%	225/04	1,800	(1,944)
MEDIA ADVERTISING SALES						
Prisa Innova, S.L.	Gran Vía, 32. Madrid	Management of promotional products and services	100.00%	2/91		238
Solomedios, S.A.	Gran Vía, 32. Madrid	Advertising management	100.00%	2/91		175
OTHER						
GLP Colombia, Ltda	Carrera 9, 9907 Oficina 1200. Bogotá. Colombia	Operation and sale of all manner of advertising	100.00%		291	2,263
Prisa Inc.	5300 First Union Finacial Centre. Miami. Florida. EE.UU.	Management of companies in the US and North America	100.00%		1,287	(331)
Promotora de Actividades América 2010 - México, S.A. de C.V.	Avenida Paseo de la Reforma 300. Piso 9. Col. Juárez. 06600. México. D.F. México	Development, co-ordination and management of all manner of international and natio	100.00%		3	(357)

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

(*) Consolidated tax group Dédalo Grupo Gráfico, S.L.: 225/04

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Individual Directors' Report for 2012

PROMOTORA DE INFORMACIONES, S.A.

DIRECTOR'S REPORT FOR 2012

1. BUSINESS PERFORMANCE

Promotora de Informaciones, S.A. (Prisa) is the head of the Prisa Group. Its function within the Group is to provide central corporate services, to act as the Group's financing centre and to engage in other activities related to the Group's strategy, development and performance. The Group is organized at global level into the following main lines of business:

- Audiovisual
- Press
- Radio
- Education-Publishing

This structure is supported by the Digital area, which operates across all the areas.

During 2012, the advertising market in Spain and Portugal continued with significant falls in a difficult economic environment in which the decrease in domestic consumption continued accelerating, and was negatively impacted by several austerity measures. This difficult environment was reflected in the Group's businesses with exposure to the advertising market, such as written press, radio and pay TV, as well as those businesses exposed to consumption, such as Education in its general publishing branch.

The Group's revenue stream diversification given its exposure to Latin America, which enjoyed important growth in 2012, as well as to businesses with a more defensive profile such as Education, partly mitigated the negative impact mentioned in the previous paragraph, with stable growth in the International Radio and Education businesses.

Most significant events-

During 2012 several recapitalization deals were approved in the Annual Sharesholders' Meeting. Through these the compulsory payment of the preferred divided of non-voting B shares was eliminated, allowing the Group to pay them in shares (at one Euro per share), in cash or a combination of both. In addition two mandatory convertible bonds were issued and fully subscribed by three of the Company's creditor financial entities in exchange of existing debt with the company, and by a strategic partner that subscribed the bond in cash. These deals allowed for the reduction of the Group's leverage and demonstrated the support of the company's creditor entities, main shareholders and strategic partner. Net debt stood at EUR 3,083.37 million, which implies a reduction of EUR 450.21 million since December 2011. Net financial debt stood at EUR 2,938.93 million.

Results and profitability-

Prisa's results are directly related to the performance of the Group's various business units. Its revenue arises mainly from the dividends it receives from its subsidiaries and its expenses relate to staff costs and services received. The variations in the equity of its subsidiaries also give rise to increases and decreases in the value of its investment portfolio.

During 2012, the Group obtained operating revenues and EBITDA totaling 2,664.7 (-2.2%) and 427.0 (-2.3%) million euros respectively. The Group showed a net loss of 255.03 million euros after having provisioned 305.28 million euros for goodwill and fixed asset impairments.

2. EVENTS AFTER THE REPORTING PERIOD

By virtue of the agreements entered into in 2011, in February 2013, PortQuay West I B.V., company controlled by Miguel Paes do Amaral, has exercised its right to transmit to Vertix, 100% subsidiary of Prisa, the 10% of Grupo Media Capital SGPS, S.A.'s share capital.

3. PRINCIPAL RISKS ASSOCIATED WITH THE BUSINESS

As head of the Group, the risks to which Prisa is exposed are directly related to those if its subsidiaries.

The activities of the subsidiaries of the Group and therefore its operations and results are subject to risks that can be grouped into the following categories:

- Strategic and operational risks.
- Risk of financial position and liquidity management.

Strategic and operational risks

Macroeconomic risks-

Spain and other countries in which the Group operates have experienced slowdowns and volatility in recent years. Main consumption indicators in Spain and Portugal have been significantly deteriorated, and have impacted and could impact in the future in the spending on the products and services by customers, including advertisers, subscribers to the TV platform and other consumers of the content offerings of Prisa.

Decline in advertising markets-

A relevant portion of the operating income (revenues) comes from advertising revenues through the press, radio, audiovisual and digital businesses. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and perspectives. A decline of the macroeconomic situation in Spain and Portugal could alter current or prospective advertisers spending priorities. In view of the grate component of fixed costs associated with business with a high component of advertising revenue (mainly radio and press), a drop in advertising revenues directly impacts operating profit and

therefore the ability to generate cash flow of the Group, forcing business units to conduct frequent checks and adjustments in its cost base.

Drop of circulation-

Press revenues from copy sales and subscriptions continue being negatively affected by the growth of alternative means of distribution, including free Internet sites for news and other content.

Sector regulation-

The Group operates in regulated industries and is therefore exposed to regulatory and administrative risks that could adversely impact its business.

Specifically, the Group businesses are subject to comprehensive regulations including the requirement to maintain concessions and licenses for the operations in Audiovisual and Radio segments, while the business of education is subject to the applicable law on national or regional education cycles.

Country risk-

The Group operations and investments in Latin America may be affected by various risks typical to investments in countries with emerging economies, the most significant of which include devaluation of foreign currencies, introduction of exchange restrictions, inflation, expropriation or nationalization of foreign assets, changes in applicable foreign tax levels, changes in policies and regulations or economic instability.

Litigation risks-

The Group is subject to material litigation, mainly in Audiovisual business and is exposed to liability for the content of their publications and programs.

Digital activity and safety net systems-

Digital activities depend on internet service providers, online service providers and on systems infrastructure. Significant system failures or security breaches could have an adverse effect on operating results and financial condition of the Group.

Technological risk-

In order to maintain and increase its businesses and competitiveness, the Group must adapt to technological advances, for which research and development are key factors. Technological changes may facilitate the entry of new competitors and potential market share decrease of the Group.

Risks of financial position and liquidity management

Financing risk-

The financial obligations of the Group are described in Note 7.2 "Financial Liabilties" of the Prisa Financial Statements for the year 2012. At 31 December 2012 the Group's bank borrowings amounted to 3,072 million euros.

The Group borrowing levels poses significant risks, including:

- increasing the vulnerability to general economic downturns and adverse industry conditions;
- requiring a substantial portion of cash flow from operations to be dedicated to the payment of interest on the indebtedness, therefore reducing the ability to use cash flow to fund short term operations, working capital requirements, capital expenditures and future business operations;
- exposing the Group to the risk of increased interest rates, as most of the borrowings are at variable rates of interest; and
- limiting the ability to adjust to changing market conditions and placing the Group at a disadvantage compared to competitors who have less debt.

The agreements governing the terms of the indebtedness contain restrictive covenants and requirements to comply with certain leverage and other financial maintenance tests. Many of these agreements also include cross default provisions applicable to other agreements.

Liquidity Risk-

The adverse macroeconomic situation, with significant drops in advertising and circulation, is having a negative impact on the ability of the Group's cash generation, mainly in Spain. The Group closely monitors collections and payments associated with all its activities, as well as the maturity of the financial and commercial debt. Additionally, the Group analyzes recurrently other financing sources to cover anticipated cash needs in the short, medium and long term.

Minority interests -

There are significant minority interests in some cash generating companies, to highlight Pay Tv and Education. The parent company has access to DTS cash, in which there are 44% minority interests, through dividends. Santillana is required to pay to its minority interests (25% of its share capital) a predetermined fixed preferred dividend.

Interest rates risk exposure-

The terms of the bank debt provide exclusively for variable interest rates, and therefore the Group is exposed to fluctuations in interest rates. Consequently, the Group arrange

interest rate hedges as far as there are lines of credit available, and at the date a part of the outstanding debt is fixed rate hedged.

Fluctuations in foreign exchange rates-

The Group is exposed to fluctuations in the exchange rates mainly in the financial investments in Latin American subsidiaries, and for the revenues and results from those investments.

In order to mitigate this risk and, as far as there are credit lines available, the Group arranges hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges and forwards) on the basis of projections and budgets.

Fluctuations in the price of paper -

The Group is exposed to the possibility of fluctuations in its results due to changes in the price of paper, an essential raw material for certain of the production processes.

A program for strategically monitoring changes in paper prices has been established, the aim of which, bearing in mind the cyclical nature of changes in paper prices, is to hedge the price of a percentage of the volume of paper that the Group expects to consume in the medium term.

Tax assets discussed by tax authorities and significant tax assets-

The Group's tax risks are related to a possible different interpretation of the rules that could make the tax authorities, such as the deduction for export activities, and the generation of positive tax basis to allow the recover deferred tax assets. Additionally, as a result of tax reform in Spain in 2012, which has limited the deductibility of financial expenses, so additional tax credits have been generated. (See Note 8 "Tax Matters" of the Prisa Financial Statements for the year 2012).

The Group classifies risks to which it is exposed for manage and controling in the following categories:

a. Strategic risks
b. Risk of business processes
c. Risks relating to financial management
d. Risks related to the reliability of financial reporting

In the Corporate Governance Report are detailed and specific actions organs that are used to detect measure, monitor and manage these risks.

4. USE OF FINANCIAL INSTRUMENTS

Promotora de Informaciones, S.A. arranges interest rate and exchange rate hedges when the market outlook so advises. According to the above, the Company has arranged interest rate hedges which establish interest rate caps.

5. TREASURY SHARES

At December 31, 2012, Promotora de Informaciones, S.A. held a total of 3,101,235 treasury shares, representing 0.31% of its share capital.

Treasury shares are valued at market price at December 31, 2012 (0.235 euros per share). The average acquisition price stood at 0.762 euros per share.

At December 31, 2012, the Company did not hold any shares on loan.

6. OUTLOOK

Prisa is undergoing a different behaviour between its activities in Spain and Portugal, which have suffered especially from the deterioration of the advertising market in a difficult economic environment, and its activities in Latin America which are showing strong growth and which already account for 45% of Ebitda. In this environment Prisa has continued undertaking a strong effort in cost reduction and improvement of its operating efficiency in all its business units.

The communication services sector is very sensitive to the evolution of the main macro-economic variables (GDP) and consumption and especially to the advertising cycle, which has accentuated its deterioration during 2012 in Spain and Portugal. Despite the fact that Grupo Prisa's exposure to the evolution of the advertising market is limited given the diversification of its revenue streams (advertising revenues account only for 21% of all revenues), those businesses which are dependent on advertising have a large portion of fixed costs and the reduction of advertising revenues therefore has a larger impact in their operating result, leading to a deterioration of operating margins. Main market sources point to further falls in the advertising market in Spain and Portugal for 2013.

Prisa has other solid businesses, which are less dependent to the economic cycle, which continue to demonstrate their growth potential. Such is the case of the Education-Editorial business, which in 2012 already represented 28% of the Group's total revenues and 43% of Group's total Ebitda. This business continues to show good growth potential ahead, especially in Latin America, where revenues have grown by 5.4%, despite 2012 being the lowest year in the education cycle in Brazil. The development of new business lines since 2011, such as the design and commercialization of Education and teaching Systems, is being very successful and opens new growth perspectives in the education sector, especially in countries such as Colombia, Mexico and Brazil.

The other main source of growth for the Group in 2012 has been the Pay TV business; Canal+ who's revenues represented 41% of those of the Group and 42% of total Ebitda. Following the agreement signed in August 2012 for the exploitation of football rights of Spanish Liga (first and second division) and Copa del Rey for the coming three seasons, together with the Champions League rights which were acquired in February 2011, Canal+ offers the best football content of its history.

The new agreement substantially improves the quality of football content offered, allows for the exclusive multi-distribution through other pay TV operators, and

provides exclusivity in bars and public spaces. This agreement has led to a different commercialization of football rights compared to that of previous seasons.

Despite the above, during 2012 the key operating indicators of the business have been negatively affected by the weakness of domestic consumption in Spain, the VAT increase for Pay TV from 8% to 21%, and the change in the commercialization model of football content. The new exploitation agreement implies an increase of costs which must be compensated going forward by the multidistribution agreements and a necessary increase in the subscriber base. It is important to highlight that in this scenario, Canal+ has increased its market share by more than two percentage points, reaching 42% (internal estimate).

Latin American revenues showed an increase of 7.7% during 2012, supported by the positive performance of the Radio business, with growth in all the countries where the company is present, and of the Education business, with growth in practically all the countries in which the Group is present, except Brazil, where 2012 was the low year of the Education cycle. Latin America Ebitda also showed an important growth, of 12.8%. We expect Latin America to continue being an important source of growth for the group going forward.

Activity in the Group's Digital area grew during 2012, when its revenues increased by 18.7%, with improvements in its advertising results and digital products. Also, as a reflection of the digital development was the important increase in traffic in the wed sites of the company's business lines. The company continues with its digital development in all its business units, with a very consumer-oriented model.

In the current economic environment, the effort in cost control and improvement of the operating efficiency are of vital importance to maintain the necessary liquidity and profitability of the Group- Throughout 2012 and on the back of the increased deterioration of the economic environment and of consumption in Spain and Portugal, a strong effort in cost control has been undertaken in all of the Group's business lines and going forward we expect to undertake the necessary measure to improve their operating efficiency.

During 2012 several recapitalization deals were approved in the Annual Sharesholders' Meeting. Through these the compulsory payment of the preferred divided of non-voting B shares was eliminated, allowing the Group to pay them in shares (at one Euro per share), in cash or a combination of both. In addition two mandatory convertible bonds were issued and fully subscribed by three of the Company's creditor financial entities and by a strategic partner. These deals allowed for the reduction of the Group's leverage and demonstrated the support of the company's creditor entities, main shareholders and strategic partner. The Group will continue looking for ways to increase financial flexibility to focus then its efforts on the operating improvement of its businesses.